Prospectus Supplement (To Prospectus Dated June 10, 2004)	Filed Pursuant to Rule 424(b)(3) and 424(c) Commission File No. 333-100199

BEARINGPOINT, INC.

16,501,650 SHARES OF

COMMON STOCK

This prospectus supplement relates to the public offering of up to 16,501,650 shares of our common stock by the selling stockholder identified in the prospectus.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated June 10, 2004, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated June 10, 2004.

INVESTING IN OUR SECURITIES INVOLVES RISK. SEE “RISK FACTORS”

BEGINNING ON PAGE 2 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 9, 2004

On August 9, 2004, we filed a Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended June 30, 2004 with the Securities and Exchange Commission. Below are the financial statements, management’s discussion and analysis of financial condition and results of operations, and certain other disclosures from our Form 10-Q.

FINANCIAL STATEMENTS

BEARINGPOINT, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Revenue	$885,500	$780,135	$1,746,541	$1,599,005

Costs of service:
Professional compensation	367,445	354,000	743,187	733,682
Other direct contract expenses	253,301	186,956	514,040	379,554
Lease and facilities charge	8,379	9,715	11,951	15,327
Other costs of service	63,733	57,175	130,691	123,505

Total	692,858	607,846	1,399,869	1,252,068

Gross margin	192,642	172,289	346,672	346,937
Amortization of purchased intangible assets	1,003	12,972	2,098	25,368
Selling, general and administrative expenses	151,856	130,990	289,786	272,516

Operating income	39,783	28,327	54,788	49,053
Interest income	87	832	292	1,278
Interest expense	(4,036)	(4,385)	(8,445)	(9,413)
Other (income) expense, net	(825)	(1,224)	(1,575)	(2,656)

Income before taxes	35,009	23,550	45,060	38,262
Income tax expense	19,828	13,244	27,726	23,815

Income before cumulative effect of change in accounting principle	15,181	10,306	17,334	14,447
Cumulative effect of change in accounting principle, net of tax	—	—	(529)	—

Net income	$15,181	$10,306	$16,805	$14,447

Earnings per share:
Income before cumulative effect of change in accounting principle—basic and diluted	$0.08	$0.05	$0.09	$0.08
Cumulative effect of change in accounting principle—basic and diluted	—	—	—	—

Net income—basic	$0.08	$0.05	$0.09	$0.08

Net income—diluted	$0.08	$0.05	$0.08	$0.08

Weighted average shares—basic	196,016,196	191,169,974	195,633,359	190,731,152

Weighted average shares—diluted	198,710,662	191,537,354	198,867,496	190,885,268

The accompanying notes are an integral part of these consolidated condensed financial statements.

BEARINGPOINT, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands, except share amounts)

(unaudited)

	June 30, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$139,272	$122,723
Accounts receivable, net	326,741	357,620
Unbilled revenue	453,988	293,559
Deferred income taxes	43,121	35,291
Prepaid expenses and other current assets	74,739	53,088

Total current assets	1,037,861	862,281
Property and equipment, net	200,221	203,341
Goodwill	949,242	981,222
Other intangible assets, net	5,233	8,156
Deferred income taxes, less current portion	67,304	50,539
Other assets	23,501	23,908

Total assets	$2,283,362	$2,129,447

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of notes payable	$47,228	$9,345
Accounts payable	312,767	200,521
Accrued payroll and employee benefits	169,387	175,830
Deferred revenue	59,125	72,473
Income tax payable	46,089	21,082
Current portion of accrued lease and facilities charge	24,316	22,048
Deferred income taxes	11,104	4,268
Other current liabilities	119,989	123,829

Total current liabilities	790,005	629,396
Notes payable, less current portion	230,054	238,883
Accrued employee benefits	65,025	62,821
Accrued lease and facilities charge, less current portion	31,918	33,465
Deferred income taxes, less current portion	6,205	4,549
Other liabilities	30,746	28,675

Total liabilities	1,153,953	997,789

Stockholders’ Equity :
Preferred Stock, $.01 par value 10,000,000 shares authorized	—	—
Common Stock, $.01 par value 1,000,000,000 shares authorized, 200,246,981 shares issued and 196,434,731 shares outstanding on June 30, 2004 and 198,295,364 shares issued and 194,483,114 shares outstanding on December 31, 2003	1,993	1,973
Additional paid-in capital	1,124,959	1,105,631
Accumulated deficit	(140,999)	(157,804)
Notes receivable from stockholders	(9,013)	(9,114)
Accumulated other comprehensive income	188,196	226,699
Treasury stock, at cost (3,812,250 shares)	(35,727)	(35,727)

Total stockholders’ equity	1,129,409	1,131,658

Total liabilities and stockholders’ equity	$2,283,362	$2,129,447

The accompanying notes are an integral part of these consolidated condensed financial statements.

BEARINGPOINT, INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2004	2003
Cash flows from operating activities:
Net income	$16,805	$14,447
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(16,222)	(13,982)
Stock awards	4,962	6,774
Depreciation and amortization	36,885	43,760
Amortization of purchased intangible assets	2,098	25,368
Lease and facilities charge	11,951	15,327
Changes in assets and liabilities:
Accounts receivable	26,245	18,607
Unbilled revenue	(163,241)	11,363
Prepaid expenses and other current assets	(22,265)	(410)
Other assets	690	1,203
Accrued payroll and employee benefits	(4,465)	(33,542)
Accounts payable and other current liabilities	134,540	18,752
Other liabilities	(1,591)	5,785

Net cash provided by operating activities	26,392	113,452

Cash flows from investing activities:
Purchases of property and equipment	(36,666)	(63,512)
Businesses acquired, net of cash acquired	—	(1,602)

Net cash used in investing activities	(36,666)	(65,114)

Cash flows from financing activities:
Proceeds from issuance of common stock	13,365	14,459
Proceeds from notes payable	352,680	712,103
Repayment of notes payable	(323,255)	(727,778)
Notes receivable from stockholders	101	95
Decrease in book overdrafts	(13,963)	(1,458)

Net cash provided by (used in) financing activities	28,928	(2,579)

Effect of exchange rate changes on cash and cash equivalents	(2,105)	1,834

Net increase in cash and cash equivalents	16,549	47,593
Cash and cash equivalents—beginning of period	122,723	74,197

Cash and cash equivalents—end of period	$139,272	$121,790

Supplementary cash flow information:
Interest paid	$8,954	$9,087
Taxes paid	$18,949	$10,405

The accompanying notes are an integral part of these consolidated condensed financial statements.

BearingPoint, Inc.

Notes to Consolidated Condensed Financial Statements

(in thousands, except share and per share amounts)

(unaudited)

Note 1.    Basis of Presentation

The accompanying unaudited interim consolidated condensed financial statements of BearingPoint, Inc. (referred to below as “we,” “our,” “BearingPoint” or the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for quarterly reports on Form 10-Q. These statements do not include all of the information and note disclosures required by generally accepted accounting principles, and should be read in conjunction with our consolidated financial statements and notes thereto for the six months ended December 31, 2003, included in the Company’s Transition Report on Form 10-K filed with the SEC. The accompanying consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect adjustments (consisting solely of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for these interim periods. The results of operations for the three and six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. Certain prior period amounts have been reclassified to conform with the current period presentation.

Note 2.    Change in Accounting Principle

Historically, the Company has consolidated the financial results of certain foreign subsidiaries within Europe, the Middle East and Africa (“EMEA”) and the Asia Pacific region as of a date that is one month prior to that of the Company’s fiscal reporting period (“one-month lag”). During the first quarter of fiscal year 2004, the Company recorded a change in accounting principle resulting in certain Asia Pacific subsidiaries now reporting on a current period basis that is consistent with the Company’s fiscal reporting period. The purpose of the change is to have these certain foreign subsidiaries report on a basis similar to the Company’s fiscal reporting period. As a result, net income for the six months ended June 30, 2004 includes a cumulative effect of a change in accounting principle of $529, representing the total December 2003 net loss for these entities. Certain of the Company’s consolidated foreign subsidiaries continue to report their results of operations on a one-month lag.

Net income and earnings per share for the three months and six months ended June 30, 2004 and 2003 are set forth below as if reporting for consolidated foreign subsidiaries on a one-month lag had been accounted for in the same manner for all periods presented.

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
		proforma	proforma
Revenue	$885,500	$772,317	$1,746,541	$1,600,711
Costs of service	692,858	600,423	1,399,869	1,251,764

Gross profit	192,642	171,894	346,672	348,947
Amortization of purchased intangible assets	1,003	12,972	2,098	25,425
Selling, general and administrative expenses	151,856	129,635	289,786	270,846

Operating income	39,783	29,287	54,788	52,676
Other/Interest income (expense), net	(4,774)	(4,233)	(9,728)	(10,603)

Income before taxes	35,009	25,054	45,060	42,073
Income tax expense	19,828	13,548	27,726	24,299

Net income	$15,181	$11,506	$17,334	$17,774

Earnings per share—basic and diluted:	$0.08	$0.06	$0.09	$0.09

BearingPoint, Inc.

Notes to Consolidated Condensed Financial Statements - (Continued)

(in thousands, except share and per share amounts)

(unaudited)

Note 3.    Stock-Based Compensation

The Company has several stock-based employee compensation plans. The Company accounts for stock-based compensation awards issued to employees by applying the intrinsic value method, whereby the difference between the quoted market price as of the date of grant and the contractual purchase price of shares is charged to operations over the vesting period. The Company generally recognizes no compensation expense with respect to stock-based awards issued to employees, as all options granted under the Company’s stock-based compensation plans have exercise prices equal to the market value of the Company’s Common Stock on the date of grant. With respect to restricted stock and other awards, compensation expense is measured based on the fair value of such awards as of the grant date and charged to expense using the straight-line method over the period of restriction or vesting period.

Pro forma information regarding net income and earnings per share is required assuming the Company had accounted for its stock-based awards to employees under the fair value method and amortized as a charge to earnings the estimated fair value of options and other stock awards over the awards’ vesting period. The weighted average fair value of stock options granted during the three months ended June 30, 2004 and 2003 was $5.81 and $5.42, respectively. The weighted average fair value of stock options granted during the six months ended June 30, 2004 and 2003 was $6.24 and $5.23, respectively. The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Stock Price Expected Volatility	Risk-Free Interest Rate	Expected Life	Expected Dividend Yield
Three months ended June 30, 2004	64.27%	3.95%	6	0
Three months ended June 30, 2003	70.76%	2.57%	6	0

Six months ended June 30, 2004	65.29%	3.61%	6	0
Six months ended June 30, 2003	71.38%	2.74%	6	0

The fair value of the Company’s common stock purchased under the Employee Stock Purchase Plan (“ESPP”) was estimated for the three months and six months ended June 30, 2004 and 2003 using the Black-Scholes option-pricing model and an expected volatility of 70.0%, risk-free interest rates ranging from 1.03% to 4.77%, an expected life ranging from six to eighteen months and an expected dividend yield of zero. The weighted average fair value of share purchase rights under the ESPP was $3.84 and $2.74 for the three months ended June 30, 2004 and 2003, respectively. The weighted average fair value of share purchase rights under the ESPP was $3.59 and $4.88 for the six months ended June 30, 2004 and 2003, respectively.

BearingPoint, Inc.

Notes to Consolidated Condensed Financial Statements - (Continued)

(in thousands, except share and per share amounts)

(unaudited)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value method for the three months and six months ended June 30, 2004 and 2003:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Net income	$15,181	$10,306	$16,805	$14,447
Add back:
Total stock based compensation expense recorded under intrinsic value method for all stock awards, net of tax effects	945	2,128	2,935	4,007
Deduct:
Total stock based compensation expense recorded under fair value method for all stock awards, net of tax effects	(20,662)	(25,029)	(44,045)	(48,858)

Pro forma net loss	$(4,536)	$(12,595)	$(24,305)	$(30,404)

Earnings (loss) per share:
Basic—as reported	$0.08	$0.05	$0.09	$0.08

Basic—pro forma	$(0.02)	$(0.07)	$(0.12)	$(0.16)

Diluted—as reported	$0.08	$0.05	$0.08	$0.08

Diluted—pro forma	$(0.02)	$(0.07)	$(0.12)	$(0.16)

Note 4.    Earnings Per Share of Common Stock

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period plus the dilutive effect of potential future issues of common stock relating to the Company’s stock option program and other potentially dilutive securities. In calculating diluted earnings per share, the dilutive effect of stock options is computed using the average market price for the period in accordance with the treasury stock method.

BearingPoint, Inc.

Notes to Consolidated Condensed Financial Statements - (Continued)

(in thousands, except share and per share amounts)

(unaudited)

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Net income before cumulative effect of change in accounting principle—basic	$15,181	$10,306	$17,334	$14,447
Convertible acquisition obligation (1)	(182)	—	(15)	—

Adjusted income before cumulative effect of change in accounting principle—diluted	14,999	10,306	17,319	14,447
Cumulative effect of change in accounting principle, net of tax	—	—	(529)	—

Adjusted income—diluted	$14,999	$10,306	$16,790	$14,447

Weighted average shares outstanding—basic	196,016,196	191,169,974	195,633,359	190,731,152
Employee stock options	1,435,591	338,127	1,940,134	154,116
Stock awards	407,073	29,253	442,201	—
Convertible acquisition obligation (1)	851,802	—	851,802	—

Weighted average shares outstanding—diluted	198,710,662	191,537,354	198,867,496	190,885,268

Earnings per share—basic	$0.08	$0.05	$0.09	$0.08

Earnings per share—diluted	$0.08	$0.05	$0.08	$0.08

(1)	Amount relates to Softline acquisition obligation.

Common shares related to outstanding stock options and other potentially dilutive securities that were excluded from the computation of diluted earnings per share as the effect would have been anti-dilutive were 40,127,280 and 45,090,421 for the three months ended June 30, 2004 and 2003, respectively, and 38,520,973 and 50,367,673 for the six months ended June 30, 2004 and 2003, respectively.

Note 5.    Comprehensive Income

The components of comprehensive income are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Income before cumulative effect of change in accounting principle	$15,181	$10,306	$17,334	$14,447
Cumulative effect of change in accounting principle, net of tax	—	—	(529)	—

Net income	15,181	10,306	16,805	14,447
Foreign currency translation adjustment, net of tax (a)	(17,918)	54,981	(38,393)	90,749
Minimum pension liability adjustment	—	—	(63)	—
Unrealized loss on derivative instruments, net of fax	(23)	(39)	(47)	(79)

Comprehensive income	$(2,760)	$65,248	$(21,698)	$105,117

(a)	Movement in the foreign currency translation adjustment is primarily due to exchange-rate fluctuations of foreign currencies (primarily the Euro) against the U.S. dollar.

BearingPoint, Inc.

Notes to Consolidated Condensed Financial Statements - (Continued)

(in thousands, except share and per share amounts)

(unaudited)

Note 6.    Segment Reporting

The Company’s segment information has been prepared in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Company’s chief operating decision-maker, the Chairman and Chief Executive Officer, in deciding how to allocate resources and assess performance. The Company’s segments consist of its four North America industry groups (Public Services, Communications & Content, Financial Services and Consumer, Industrial and Technology), its three international regions (EMEA, Asia Pacific and Latin America) and the Corporate/Other category (which consists primarily of infrastructure costs). Upon consolidation all intercompany accounts and transactions are eliminated. Inter-segment transactions are not included in the measure of profit or loss for each reportable segment. Performance of the segments is evaluated on operating income excluding the costs of infrastructure functions (such as information systems, finance and accounting, human resources, legal and marketing). Prior year information has been reclassified to conform with current year presentation.

	Three Months Ended June 30,
	2004		2003
	Revenue	Operating Income	Revenue	Operating Income
Public Services	$360,563	$86,485	$283,163	$76,699
Communications & Content	57,616	7,019	75,246	20,144
Financial Services	76,979	19,325	60,912	15,783
Consumer, Industrial and Technology	105,696	18,115	116,217	27,276
EMEA	163,898	28,883	138,721	7,357
Asia Pacific	98,130	21,889	81,745	10,788
Latin America	19,658	3,560	26,283	7,185
Corporate/Other (1)	2,960	(145,493)	(2,152)	(136,905)

Total	$885,500	$39,783	$780,135	$28,327

	Six Months Ended June 30,
	2004		2003
	Revenue	Operating Income	Revenue	Operating Income
Public Services	$713,966	$174,483	$559,870	$153,923
Communications & Content	118,010	13,295	163,653	41,714
Financial Services	144,211	30,219	119,968	28,089
Consumer, Industrial and Technology	217,450	35,872	253,050	57,484
EMEA	317,832	41,910	296,328	16,201
Asia Pacific	189,767	37,189	165,735	20,265
Latin America	40,608	6,886	42,376	10,914
Corporate/Other (1)	4,697	(285,066)	(1,975)	(279,537)

Total	$1,746,541	$54,788	$1,599,005	$49,053

(1)	Corporate/Other operating loss is principally due to infrastructure and shared services costs.

BearingPoint, Inc.

Notes to Consolidated Condensed Financial Statements - (Continued)

(in thousands, except share and per share amounts)

(unaudited)

Note 7.    Stock Awards

In connection with the purchase business acquisitions (as defined under U.S. generally accepted accounting principles, and therefore, referred to in this Form 10-Q as “acquisitions”) relating to all or portions of certain Andersen Business Consulting practices, the Company committed to the issuance of approximately 3,000,000 shares of common stock (net of forfeitures) to former partners of those practices as a retentive measure. The stock awards have no purchase price and are issued as to one-third of the shares on the first three anniversaries of the acquisition of the relevant consulting practice, so long as the recipient remains employed by the Company. Compensation expense is being recorded ratably over the three-year service period beginning in July 2002. Compensation expense was $1,249 and $3,327 for the three months ended June 30, 2004 and 2003, respectively. Compensation expense was $4,263 and $6,091 for the six months ended June 30, 2004 and 2003, respectively. As of June 30, 2004, 1,243,387 shares of common stock have been issued.

Note 8.    Transactions with KPMG LLP

On February 13, 2001, the Company and KPMG LLP entered into a transition services agreement whereby the Company receives and is charged for infrastructure services (i.e., facilities management, technology-related services, and other administrative and executive functions) performed by KPMG LLP. The allocation of costs to the Company for such services is based on actual costs incurred by KPMG LLP and are allocated among KPMG LLP’s assurance and tax businesses and the Company primarily on the basis of full-time equivalent personnel and actual usage (specific identification). The Company and KPMG LLP have also entered into various other arrangements pursuant to which the Company subleases office space, receives certain office related support services, and receives certain office based technology support services for the Company’s U.S. offices from KPMG LLP.

In connection with the winding down and termination of services provided by KPMG LLP prior to the expiration of the transition services agreement and various other arrangements, the Company is obligated to pay to KPMG LLP any “termination costs” incurred as a result of KPMG LLP having made certain investments in systems, personnel and other assets that were used in KPMG LLP’s shared infrastructure and national support capabilities. KPMG LLP and the Company have agreed to work together to minimize any termination costs in connection with the winding down and termination of such services (see Note 11).

Total expenses allocated to the Company with regard to occupancy costs and other infrastructure services were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Occupancy costs	$5,919	$6,166	$12,086	$11,809
Other infrastructure service costs	13,446	16,167	27,357	35,288

Total	$19,365	$22,333	$39,443	$47,097

Amounts included in:
Other costs of service	$5,919	$6,166	$12,086	$11,809
Selling, general and administrative expenses	13,446	16,167	27,357	35,288

Total	$19,365	$22,333	$39,443	$47,097

BearingPoint, Inc.

Notes to Consolidated Condensed Financial Statements - (Continued)

(in thousands, except share and per share amounts)

(unaudited)

During fiscal year 2003, the Company purchased certain leasehold improvements from KPMG LLP that had been used by the Company under the transition services agreement. Based on information currently available, the Company anticipates paying KPMG LLP approximately $40,000—$60,000 for the sale and transfer of additional capital assets (such as computer equipment, furniture and leasehold improvements) used by the Company under the transition services agreement. Currently, the Company is charged for the use of such assets by usage charges that are included in the monthly costs under the transition services agreement. The Company made no additional purchases of capital assets from KPMG LLP during the three months ended June 30, 2004.

Note 9.    Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill, at the reporting unit level, for the six months ended June 30, 2004 are as follows:

	Balance December 31, 2003	Additions	Other (a)	Balance June 30, 2004
Public Services	$23,581	$—	$—	$23,581
Communications & Content	24,357	—	—	24,357
Financial Services	9,210	—	—	9,210
Consumer, Industrial and Technology	39,831	—	—	39,831
EMEA	814,581	—	(29,569)	785,012
Asia Pacific	68,660	—	(2,394)	66,266
Latin America	800	—	(17)	783
Corporate/Other	202	—	—	202

Total	$981,222	$—	$(31,980)	$949,242

(a)	Other changes in goodwill consist primarily of foreign currency translation adjustments.

The Company conducted its annual goodwill impairment test as of April 1, 2004. The goodwill impairment test requires a comparison of the fair value of our reporting units to the respective reporting units’ carrying value. We estimate the fair values of our reporting units using discounted cash flow valuation models. The fair value of each of our reporting units exceeded its respective carrying value as of April 1, 2004, indicating that the underlying goodwill of each unit was not impaired as of the testing date. Subsequent to April 1, 2004, there were no triggering events within any of the Company’s reporting units that required further valuation analysis of goodwill.

BearingPoint, Inc.

Notes to Consolidated Condensed Financial Statements - (Continued)

(in thousands, except share and per share amounts)

(unaudited)

Identifiable intangible assets include finite-lived intangible assets, which primarily consist of market rights, order backlog, customer contracts and related customer relationships. Identifiable intangible assets are amortized using the straight-line method over their expected period of benefit, which generally ranges from one to five years. Identifiable intangible assets consist of the following:

	June 30, 2004	December 31, 2003
Identifiable intangible assets:
Customer-related intangibles:
Backlog, customer contracts and related customer relationships	$58,349	$60,822

Market-related intangibles:
Market rights	12,017	12,017
Trade name	1,752	1,811

Total market-related intangibles	13,769	13,828

Total other intangibles	72,118	74,650
Accumulated amortization:
Customer-related intangibles:
Backlog, customer contracts and related customer relationships	(57,979)	(59,380)

Market-related intangibles:
Market rights	(7,240)	(5,924)
Trade name	(1,666)	(1,190)

Total market-related accumulated amortization	(8,906)	(7,114)

Total accumulated amortization	(66,885)	(66,494)

Other intangible assets, net	$5,233	$8,156

Amortization expense related to identifiable intangible assets was $1,003 and $12,972 for the three months ended June 30, 2004 and 2003, respectively. Amortization expense related to identifiable intangible assets was $2,098 and $25,368 for the six months ended June 30, 2004 and 2003, respectively.

Note 10.    Reduction in Workforce and Lease and Facilities Charges

In connection with the Company’s previously announced office space reduction effort, the Company recorded a $8,379 restructuring charge during the three months ended June 30, 2004 related to lease, facility and other exit activities, primarily in the North America, EMEA and Asia Pacific regions. The $8,379 charge, recorded within the Corporate/Other operating segment, included $6,250 related to the fair value of future lease obligations (net of estimated sublease income), $1,055 representing the unamortized cost of fixed assets and $1,074 in other costs associated with exiting facilities. For the six months ended June 30, 2004, the Company recorded total lease and facilities related restructuring charges of $11,951. Since July 2003, the Company has incurred a total of $73,637 in lease and facilities related restructuring charges in connection with its office space reduction effort. As of June 30, 2004, the Company has a remaining lease and facilities accrual of $24,316 and $31,918, identified as current and noncurrent portions, respectively. The remaining lease and facilities accrual will be paid over the remaining lease terms.

As of June 30, 2004, the Company’s remaining severance accrual represents unpaid severance and termination benefits related to reduction in workforce charges recorded during the six months ended December 31, 2003. The remaining severance accrual is expected to be paid by the end of calendar year 2004.

BearingPoint, Inc.

Notes to Consolidated Condensed Financial Statements - (Continued)

(in thousands, except share and per share amounts)

(unaudited)

Changes in the Company’s accrual for restructuring charges for the six months ended June 30, 2004 were as follows:

	Severance	Lease and Facilities	Total
Balance at December 31, 2003	$2,338	$55,513	$57,851
2004 charges	—	11,951	11,951
Payments	(1,565)	(11,421)	(12,986)
Other (a)	(73)	191	119

Balance at June 30, 2004	$700	$56,234	$56,935

(a)	Other changes in restructuring accrual consist primarily of foreign currency translation and other adjustments.

Note 11.    Commitments and Contingencies

The Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business. Based on its current assessment, management believes that the Company’s financial statements include adequate provision for estimated costs and losses that may ultimately be incurred with regard to such matters.

Government Contracts: A significant portion of the Company’s business relates to providing services under contracts with the U.S. Government or state and local governments. These contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government or state and local governments investigate whether the Company’s operations are being conducted in accordance with these requirements and the terms of the relevant contracts. For example, under its contracts with the U.S. Government, the Company is subject to audit by the Defense Contract Audit Agency, which could result in adjustments of amounts previously billed. Currently, all years subsequent to the fiscal year ended June 30, 1999 remain subject to audit. In the ordinary course of business, various government investigations are ongoing. U.S. Government investigations of the Company, whether relating to these contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon the Company, or could lead to suspension or debarment from future U.S. Government contracting. U.S. Government investigations can take years to complete and may result in no adverse action against the Company. The amounts, if any, that the Company will pay to resolve issues identified as a result of these investigations cannot be reasonably estimated at this time. The Company believes that the amount of any such payments relating to pending investigations will not have a material adverse effect on the Company’s consolidated financial position, cash flows or liquidity. Whether such amounts could have a material effect on the results of operations in a particular quarter or fiscal year cannot be determined at this time.

Transition Services Provided by KPMG LLP: In connection with winding down and terminating services provided by KPMG LLP under the transition services agreement, the Company is potentially liable for the payment of termination costs, as defined in the agreement, incurred by KPMG LLP in connection with winding down and terminating such services. KPMG LLP and the Company have agreed that during the term of the transition services agreement (which terminated on February 8, 2004 for most non-technology services and terminates no later than February 8, 2005 for technology-related services and limited non-technology services), the parties will work together to minimize any termination costs (including transitioning personnel and contracts from KPMG LLP to the Company), and the Company will wind down its receipt of services from KPMG LLP and develop its own internal infrastructure and support capabilities or seek third party providers of such services.

The amount of termination costs that the Company will pay to KPMG LLP depends upon the timing of service terminations, the ability of the parties to work together to minimize the costs, and the amount of payments required under existing contracts with third parties for services provided to the Company by KPMG LLP and which can continue to be obtained directly by the Company thereafter. During the six months ended

BearingPoint, Inc.

Notes to Consolidated Condensed Financial Statements - (Continued)

(in thousands, except share and per share amounts)

(unaudited)

June 30, 2004, the Company did not incur any termination costs in connection with winding down and terminating services under the transition services agreement. The amount of termination costs that the Company will pay to KPMG LLP under the transition services agreement with respect to services that are terminated after June 30, 2004 cannot be reasonably estimated at this time. The Company believes that the amount of termination costs yet to be assessed will not have a material adverse effect on the Company’s consolidated financial position, cash flows or liquidity. Whether such amounts could have a material effect of the results of operations in a particular quarter or fiscal year cannot be determined at this time.

Other Commitments: In the normal course of business, the Company has indemnified third parties and has commitments and guarantees under which it may be required to make payments in certain circumstances. The Company accounts for these indemnities, commitments, and guarantees in accordance with FASB Interpretation “FIN” No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” These indemnities, commitments and guarantees include: indemnities of KPMG LLP with respect to the consulting business that was transferred to the Company in January 2000; indemnities to third parties in connection with surety bonds; indemnities to various lessors in connection with facility leases; indemnities to customers related to intellectual property and the performance of services subcontracted to other providers; and indemnities to directors and officers under the organizational documents of the Company. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. Certain of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. As of June 30, 2004, the Company has approximately $191,797 of outstanding surety bonds and $34,197 of outstanding letters of credit for which it may be required to make future payment. The Company has never incurred material costs to settle claims or defend lawsuits related to these indemnities, commitments and guarantees. As a result, the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of June 30, 2004.

Note 12.    Pension and Postretirement Benefits

The components of the Company’s net periodic pension cost and postretirement medical cost for the three months and six months ended June 30, 2004 were as follows:

	Three Months Ended June 30, 2004	Six Months Ended June 30, 2004
Components of net periodic pension cost:
Service cost	$1,429	$2,859
Interest cost	1,050	2,101
Expected return on plan assets	(258)	(516)
Amortization of loss	3	6
Amortization of prior service cost	192	384

Net periodic pension cost	$2,416	$4,834

Components of net periodic postretirement medical cost:
Service cost	$259	$518
Interest cost	103	205
Amortization of prior service cost	117	234

Net periodic postretirement medical cost	$479	$957

The Company made cash contributions to its defined benefit pension plans of $709 and $1,462 during the three months and six months ended June 30, 2004, respectively. The Company expects to make additional cash contributions of approximately $1,546 to its defined benefit pension plans during the remainder of fiscal year 2004.

* * * * *

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the information contained in the Consolidated Condensed Financial Statements and notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q. This Quarterly Report on Form 10-Q contains forward-looking statements that involve risks and uncertainties. See the discussion relating to “Forward-Looking Statements” below. All references to “years,” unless otherwise noted, refer to our twelve-month fiscal year, which prior to July 1, 2003 ended on June 30. In February 2004, our board of directors approved a change in our fiscal year end from a twelve-month period ending June 30 to a twelve-month period ending December 31. For example, a reference to “2003” or “fiscal year 2003” means the twelve-month period that ended on June 30, 2003, and a reference to “2004” or “fiscal year 2004” means the twelve-month period ending December 31, 2004.

Overview

We are a large business consulting, systems integration and managed services firm, serving Global 2000 companies, medium-sized businesses, government agencies and other organizations. We provide business and technology strategy, systems design, architecture, applications implementation, network, systems integration and managed services. Our service offerings are designed to help our clients generate revenue, reduce costs and access the information necessary to operate their businesses on a timely basis.

We provide consulting services through industry groups in which we have significant industry-specific knowledge. Our focus on specific industries provides us with the ability to tailor our service offerings to reflect our understanding of the marketplaces in which our clients operate. We have multinational operations covering North America, Latin America, the Asia Pacific region, and Europe, the Middle East and Africa (“EMEA”). We utilize this multinational network to provide consistent integrated services to our clients throughout the world. For the three months ended June 30, 2004, international operations outside North America represented 31.8% of our business (measured in revenue dollars), compared to 31.6% for the three months ended June 30, 2003. For the six months ended June 30, 2004, international operations outside North America represented 31.4% of our business (measured in revenue dollars), compared to 31.5% for the six months ended June 30, 2003.

We derive substantially all of our revenue from professional services activities. Our revenue is driven by our ability to continuously generate new business. Our ability to generate business is directly affected by the general domestic and international economic conditions in the industries and regions we serve, the pace of technological change, and the business requirements and practices of our clients and potential clients. When economic conditions decline, companies generally decrease their technology budgets and reduce the amount of spending on the type of information technology (IT) consulting and systems integration services we provide. Our revenue is also impacted by the prices we obtain for our service offerings and by the size and chargeability, or utilization rate, of our professional workforce. During periods of economic decline and reduced client spending, competition for new engagements increases, and it becomes more difficult to maintain our billing rates and sustain an appropriate utilization rate. If we are unable to maintain our billing rates or sustain an appropriate utilization rate for our professionals, our overall profitability may decline.

Our revenue includes all amounts that are billed or billable to clients, including out-of-pocket costs such as travel and subsistence for client service professional staff, costs of hardware and software, and costs of subcontractors (collectively referred to as “other direct contract expenses”). Our revenue for the three months ended June 30, 2004 was $885.5 million. This represents an increase in revenue of $105.4 million, or 13.5%, from revenue generated during the three months ended June 30, 2003 of $780.1 million. When compared to the three months ended June 30, 2003, revenue for our North America region increased $65.3 million while revenue for our international regions increased $34.9 million. Our revenue for the six months ended June 30, 2004 was $1,746.5 million. This represents an increase in revenue of $147.5 million, or 9.2%, over revenue generated during the six months ended June 30, 2003 of $1,599.0 million. When compared to the six months ended

June 30, 2003, revenue for our North America region increased $97.1 million while revenue for our international regions increased $43.8 million. When compared to the same periods during the prior year, revenue for our North America region increased primarily due to increases in revenue in both our Public Services and Financial Services business units, offset by declines in revenue in our Communications & Content and Consumer, Industrial and Technology business units. Revenue for our international regions increased as a result of growth in both the EMEA and Asia Pacific regions and the effect of currency exchange-rate fluctuations on reported revenue.

As a multinational company, our international operations, whose functional currency is the local currency, may be significantly affected by currency exchange-rate fluctuations between such local currencies and the U.S. dollar. Over the past year, the strengthening of foreign currencies (primarily the Euro) against the U.S. dollar has resulted in a favorable currency translation that has increased our reported U.S. dollar revenue and expense when compared to the same period in the prior year. In constant currency (local currency) terms, our consolidated revenue for the three months ended June 30, 2004 increased by $84.0 million, or 10.8%, when compared to the three months ended June 30, 2003. In constant currency (local currency) terms, our consolidated revenue for the six months ended June 30, 2004 increased by $92.2 million, or 5.8%, when compared to the six months ended June 30, 2003. A weakening of foreign currencies against the U.S. dollar could reduce reported revenue and expense items during future periods.

The general economic downturn for the majority of the past year has negatively affected the operations of many of our clients and, in turn, impacted their information technology spending. During this time, competition for new engagements remained strong. However, we are beginning to see improvements in global economic conditions, which has recently led to increased spending on consulting services in certain markets, particularly in our Public Services and Financial Services business units and in certain international regions. Five out of our seven operating segments reported bookings (i.e. new contracts) during the quarter that exceeded our bookings reported during the previous quarter. On a consolidated basis, our book-to-bill ratio (i.e., the ratio of new business booked during the period as a percentage of revenue recognized during the period) for the quarter ended June 30, 2004 was the best of any quarter during the past twelve months. The focus of our dedicated sales force and strong relationships with key accounts has enabled us to maintain strong bookings.

Although we are beginning to experience some positive economic indicators, we continue to experience pricing pressures as competition for new engagements remains strong and as movements toward the use of lower-cost service delivery personnel continue to grow within our industry. Despite strong pricing pressures, we improved our consolidated billing rates when compared to the prior year. Our global presence and experienced, highly skilled workforce have enabled us to successfully differentiate our value and capabilities from those of our competitors, in effect, lessening the impact of current market pricing pressures. Billing rates for our international operations improved 14.8% for the three months ended June 30, 2004 when compared to the three months ended June 30, 2003. Meanwhile, billing rates for our North American operations deteriorated slightly, declining 2.6% for the three months ended June 30, 2004 when compared to the same period during the prior year. We anticipate continued pricing pressures going forward; however, we are working to maintain our margins by complementing our solutions offerings with greater offshore capabilities.

Our gross profit for the three months ended June 30, 2004 was $192.6 million compared with $172.3 million for the three months ended June 30, 2003. Gross profit as a percentage of revenue decreased slightly to 21.8% during the current period compared to 22.1% during the three months ended June 30, 2003. The decline in gross profit percentage is principally due to an increase in other direct contract expenses. Other direct contract expenses as a percentage of revenue increased to 28.6% during the current period compared to 24.0% during the three months ended June 30, 2003. Our gross profit for the six months ended June 30, 2004 was $346.7 million compared with $346.9 million for the six months ended June 30, 2003. Gross profit as a percentage of revenue decreased to 19.8% during the six months ended June 30, 2004 compared to 21.7% during the six months ended June 30, 2003. The decline in gross profit percentage is principally due to an increase in other direct contract expenses. Other direct contract expenses as a percentage of revenue increased to 29.4% during the six months ended June 30, 2004 compared to 23.7% during the six months ended June 30, 2003.

The increase in other direct contract expenses, including the cost of subcontractors, has negatively impacted our gross profit, as the cost of subcontractors is generally more expensive than the cost of our own workforce. Although we require subcontractors to handle specific requirements on certain engagements, a large portion of our subcontractor usage is not a skill-set issue, as many times clients mandate the use of certain subcontractors. Additionally, the size and complexity of some of our projects make the use of subcontractors a key component to winning the projects. Whenever possible we are focused on limiting the use of subcontractors, working to increase our margins by complementing our solutions offerings with greater offshore capabilities, and increasing our hiring in order to balance our skill base with the market demand for services.

As we continue to see increases in client spending and improvements in global economic conditions, we will continue to focus on a variety of growth initiatives in order to improve our market share and increase revenue. Moreover, as we achieve top line growth and gain market share, we will concentrate our efforts on improving margins and driving more top line growth to the bottom line. We intend to improve margins by limiting our use of subcontractors, complementing our service offerings with greater offshore capabilities, continuously evaluating the size of our workforce in order to balance our skill base with the market demand for services, and aggressively reducing discretionary costs and travel-related expenses.

As of June 30, 2004, we had approximately 16,000 employees, including approximately 14,000 client service personnel. We have increased our total headcount and average billable headcount by approximately 600 and 400, respectively, when compared to June 30, 2003. Despite an increase in headcount, our utilization during the three months improved slightly when compared to the three months ended June 30, 2003. Utilization in our North America, EMEA and Asia Pacific regions improved by 0.9%, 5.5% and 14.5%, respectively, while utilization within our Latin America region declined by 4.4%. Utilization represents the percentage of time spent by our client service personnel on billable work. The improvement in our overall utilization is primarily the result of aligning our workforce with market demand for services and successfully integrating our personnel acquired through acquisitions made during fiscal year 2003. Overall, we believe that our workforce is in line with market demand for services and the needs of the business; however, as economic conditions continue to rebound in certain markets, we will continue to hire qualified employees with the advanced information technology skills necessary to perform the services we offer.

Since July 2003, we have incurred $73.6 million in total restructuring charges related to our global space reduction plan, which is in line with previously issued guidance. Our office space reduction effort was focused on reducing our overall office space in order to eliminate excess capacity and to align our office space usage with our current workforce and the needs of the business. During the three months ended June 30, 2004, we recorded an additional $8.4 million charge related to lease, facilities, and other exit costs. Our office space reduction efforts are expected to result in a reduction of our fiscal year 2004 occupancy costs of approximately $20 million.

As of April 1, 2004, we conducted our annual goodwill impairment test. The goodwill impairment test requires a comparison of the fair value of our reporting units to the respective reporting units’ carrying value. We estimate the fair values of our reporting units using discounted cash flow valuation models. As of April 1, 2004, the fair value of each of our reporting units exceeded their respective carrying value, indicating that the underlying goodwill of each unit was not impaired as of the testing date. Subsequent to April 1, 2004, there were no triggering events within any of our reporting units that required further valuation analysis of goodwill. During the six months ended December 31, 2003, we determined that a triggering event was present in our EMEA reporting unit, causing us to perform a goodwill impairment test. The triggering event resulted from adverse changes in the business climate affecting our European operations, which caused our operating profit and cash flows for the EMEA reporting unit to be lower than expected for the six months ended December 31, 2003. As a result of the impairment test, we recorded a goodwill impairment charge of $127.3 million ($0.66 per share).

Prior to fiscal year 2004, certain of our consolidated foreign subsidiaries within the EMEA and Asia Pacific regions reported their results on a one-month lag, which allowed additional time to compile results. We have taken steps to improve our internal reporting procedures, which have allowed for more timely reporting of these operations. Beginning in the first quarter of fiscal year 2004, the one-month lag for certain of our Asia Pacific operations was eliminated. As a result, net income for the six months ended June 30, 2004 includes a cumulative effect of a change in accounting principle of $0.5 million, representing the December 2003 net loss for these entities.

For the three months ended June 30, 2004, we recorded income before taxes of $35.0 million and provided for income taxes of $19.8 million, resulting in an effective tax rate of 56.6%. For the six months ended June 30, 2004, we recorded income before taxes of $45.1 million and provided for income taxes of $27.7 million, resulting in an effective tax rate of 61.5%. Our effective tax rate is high as our profitable operations continue to be concentrated in relatively high tax rate jurisdictions, while losses in several of our foreign operations cannot be used to offset taxes on earnings in other countries. We anticipate reporting an effective tax rate for fiscal year 2004 of approximately 50%. We also expect our effective tax rate to fluctuate in each of the last two quarters of fiscal year 2004.

Segments

The Company’s segments consist of our four North America industry groups (Public Services, Communications & Content, Financial Services and Consumer, Industrial and Technology), our three international regions (EMEA, Asia Pacific and Latin America) and the Corporate/Other category (which consists primarily of infrastructure costs). Our chief operating decision maker, the Chairman and Chief Executive Officer, evaluates performance and allocates resources based upon the segments. Accounting policies of the segments are the same as those described below. Upon consolidation, all intercompany accounts and transactions are eliminated. Inter-segment transactions are not included in the measure of profit or loss and total assets for each reportable segment. Performance of the segments is evaluated based on operating income excluding the costs of infrastructure functions (such as information systems, finance and accounting, human resources, legal and marketing) as described in Note 6, “Segment Reporting,” of the Notes to Consolidated Condensed Financial Statements. Prior year segment information has been reclassified to reflect current year presentation.

Significant Components of Our Statements of Operations

Revenue.    We derive substantially all of our revenue from professional service activities. Revenue includes all amounts that are billed or billable to clients, including out-of-pocket costs such as travel and subsistence for client service professional staff, costs of hardware and software and costs of subcontractors (collectively referred to as “other direct contract expenses”). Unbilled revenue represents revenue for services performed that have not been billed. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met. We recognize revenue when it is realized or realizable and earned. We consider revenue to be realized or realizable and earned when persuasive evidence of an arrangement exists, services have been rendered, fees are fixed or determinable, and collection of revenue is reasonably assured. We generally enter into long-term, fixed-price, time-and-materials and cost-plus contracts to design, develop or modify multifaceted, client specific information technology systems. We generally recognize the majority of our revenue on a time-and-materials or percentage-of-completion basis as services are provided (See “Critical Accounting Policies and Estimates” below).

We enter into contracts with our clients that contain varying terms and conditions. These contracts generally provide that they can be terminated without significant advance notice or penalty. Generally, in the event that a client terminates a project, the client remains obligated to pay for services performed and expenses incurred by us through the date of termination.

Costs of Service.    Our costs of service generally include professional compensation and other direct contract expenses, as well as costs attributable to the support of client service professional staff, depreciation and amortization costs related to assets used in revenue-generating activities, bad debt expense relating to accounts receivable, and other costs attributable to serving our client base. Professional compensation consists of payroll costs and related benefits associated with client service professional staff (including costs associated with reductions in workforce). Other direct contract expenses include costs directly attributable to client engagements. These costs include out-of-pocket costs such as travel and subsistence for client service professional staff, costs of hardware and software and costs of subcontractors. Additionally, our costs of service include restructuring or impairment charges related to assets used in revenue-generating activities, such as costs incurred associated with our office space reduction effort.

Amortization of Purchased Intangible Assets.    Amortization of purchased intangible assets represents the amortization expense on identifiable intangible assets related to customer and market-related intangible assets, which resulted from the various acquisitions of businesses.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses include costs related to marketing, information systems, depreciation and amortization, finance and accounting, human resources, sales force, and other expenses related to managing and growing our business. During the three months and six months ended June 30, 2003, selling, general and administrative expenses also included $1.7 million and $6.4 million, respectively, in costs associated with our rebranding effort.

Interest Income (Expense), Net.    Interest expense reflects interest incurred on our borrowings, including interest incurred on private placement senior notes, borrowings under revolving lines of credit and borrowings under foreign currency denominated term loans. Interest income represents interest earned on short-term investments of available cash and cash equivalents.

Income Tax Expense.    Our effective tax rate is significantly impacted by our level of pre-tax earnings and non-deductible expenses. Accordingly, if our pre-tax earnings grow and non-deductible expenses grow at a slower rate or decrease, our effective tax rate will decrease. Due to our high level of non-deductible travel-related expenses and unusable foreign tax losses and credits, our effective tax rate exceeds statutory rates. In addition, our quarterly effective tax rate differs from our expected annual rate because we are required to first allocate specific components of our expected annual tax provision to quarterly charges for reductions in office space and to quarterly losses in certain foreign subsidiaries, and to then apportion the remainder of the tax provision to the remainder of net pre-tax income for the year. We expect that this methodology will result in fluctuating effective tax rates in each quarter of the year.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management’s estimates and assumptions are derived and continually evaluated based on available information, reasonable judgment and the Company’s experience. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates. Accounting policies and estimates that management believes are most critical to the Company’s financial condition and operating results pertain to revenue recognition (including estimates of costs to complete engagements); valuation of accounts receivable; valuation of goodwill; and effective income tax rates.

Revenue Recognition.    We earn revenue from a range of consulting services, including, but not limited to, business and technology strategy, systems design, architecture, applications implementation, network, systems integration and managed services. Revenue includes all amounts that are billed or billable to clients, including out-of-pocket costs such as travel and subsistence for client service professional staff, costs of hardware and software and costs of subcontractors (collectively referred to as “other direct contract expenses”). Unbilled revenue consists of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to the clients as of the balance sheet date. Management anticipates that the collection of these amounts will occur within one year of the balance sheet date, with the exception of approximately $11.3 million related to various long-term contracts with certain government agencies. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met.

Services: We generally enter into long-term, fixed-price, time-and-materials, and cost-plus contracts to design, develop or modify multifaceted client-specific information technology systems. Such arrangements represent a significant portion of our business and are accounted for in accordance with AICPA Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Arrangements accounted for under SOP 81-1 must have a binding, legally enforceable contract in place before revenue can be recognized. Revenue under fixed-price contracts is generally recognized using the percentage-of-completion method based upon costs to the client incurred as a percentage of the total estimated costs to the client. Revenue under time-and-materials contracts is based on fixed billable rates for hours delivered plus reimbursable costs. Revenue under cost-plus contracts is recognized based upon reimbursable costs incurred plus estimated fees earned thereon.

We also enter into fixed-price and time-and-materials contracts to provide general business consulting services, including, but not limited to, systems selection or assessment, feasibility studies, and business valuation and corporate strategy services. Such arrangements are accounted for in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB No. 104, “Revenue Recognition.” Revenue from such arrangements is recognized when (i) there is persuasive evidence of an arrangement; (ii) the fee is fixed or determinable; (iii) services have been rendered and payment has been contractually earned; and (iv) collectibility of the related receivable or unbilled revenue is reasonably assured.

Additionally, we enter into arrangements in which we manage, staff, maintain, host or otherwise run solutions and systems provided to the client. Revenue from these types of arrangements is typically recognized on a ratable basis as earned over the term of the service period.

We periodically perform reviews of estimated revenue and costs on all of our contracts at an individual engagement level to assess whether they are consistent with initial assumptions. Any changes to estimates are recognized on a cumulative catch-up basis in the period in which the change is identified. Losses on contracts are recognized when identified.

Software:    We enter into a limited number of software licensing arrangements. We recognize software license fee revenue in accordance with the provisions of SOP 97-2, “Software Revenue Recognition” and its related interpretations. Our software licensing arrangements typically include multiple elements, such as software products, post-contract customer support, and consulting and training services. The aggregate arrangement fee is allocated to each of the undelivered elements based upon vendor-specific evidence of fair value (“VSOE”), with the residual of the arrangement fee allocated to the delivered elements. VSOE for each individual element is determined based upon prices charged to customers when these elements are sold separately. Fees allocated to each software element of the arrangement are recognized as revenue when the following criteria have been met (i) persuasive evidence of an arrangement exists; (ii) delivery of the product has occurred; (iii) the license fee is fixed or determinable; and (iv) collectibility of the related receivable is probable. If evidence of fair value of the undelivered elements of the arrangement does not exist, all revenue from the arrangement is deferred until such time as evidence of fair value does exist, or until all elements of the arrangement are delivered. Fees allocated to post-contract customer support are recognized as revenue ratably over the term of the support period. Fees allocated to other services are recognized as revenue as the services are performed. Revenue from monthly license charge or hosting arrangements is recognized on a subscription basis over the period in which the client uses the product.

Multiple-Element Arrangements for Service Offerings:    In certain arrangements, we enter into contracts that include the delivery of a combination of two or more of our service offerings. Such arrangements are accounted for in accordance with Emerging Issues Task Force (“EITF”) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Typically, such multiple-element arrangements incorporate the design, development or modification of systems and an ongoing obligation to manage, staff, maintain, host or otherwise run solutions and systems provided to the client. Such contracts are divided into separate units of accounting, and the total arrangement fee is allocated to each unit based on its relative fair value. Revenue is recognized separately and, in accordance with our revenue recognition policy, for each element.

Valuation of Accounts Receivable.    Periodically, we review accounts receivable to reassess our estimates of collectibility. We provide valuation reserves for bad debts based on specific identification of likely and probable losses. In addition, we provide valuation reserves for estimates of aged receivables that may be written off based upon historical experience. These valuation reserves are periodically reevaluated and adjusted as more information about the ultimate collectibility of accounts receivable becomes available. Circumstances that could cause our valuation reserves to increase include changes in our clients’ liquidity and credit quality, other factors negatively impacting our clients’ ability to pay their obligations as they come due, and the quality of our collection efforts.

Valuation of Goodwill.    Subsequent to the adoption of SFAS No. 142, goodwill is no longer amortized, but instead tested for impairment at least annually. The first step of the goodwill impairment test is a comparison of the fair value of a reporting unit to its carrying value. The fair value of a reporting unit is the amount for which the unit as a whole could be bought or sold in a current transaction between willing parties. The goodwill impairment test requires us to identify our reporting units and obtain estimates of the fair values of those units as of the testing date. Our reporting units are our North American industry groups and our international geographic regions. We estimate the fair values of our reporting units using discounted cash flow valuation models. Those models require estimates of future revenue, profits, capital expenditures and working capital for each unit. We estimate these amounts by evaluating historical trends, current budgets, operating plans and industry data. We conduct our annual impairment test as of April 1 of each year. The timing and frequency of our goodwill impairment test is based on an ongoing assessment of events and circumstances that would more than likely reduce the fair value of a reporting unit below its carrying value. We monitor our goodwill balance for impairment and conduct formal tests when impairment indicators are present. A decline in the fair value of any of our reporting units below its carrying value is an indicator that the underlying goodwill of the unit is potentially impaired. This situation would require the second step of the goodwill impairment test to determine whether the reporting unit’s goodwill is impaired. The second step of the goodwill impairment test is a comparison of the implied fair value of a reporting unit’s goodwill to its carrying value. An impairment loss is required for the amount by which the carrying value of a reporting unit’s goodwill exceeds its implied fair value. The implied fair value of the reporting unit’s goodwill would then become the new cost basis of the unit’s goodwill.

Effective Income Tax Rates.    Determining effective income tax rates is highly dependent upon management estimates and judgments, particularly at each interim reporting date. Circumstances that could cause our estimates of effective income tax rates to change include restrictions on the use of the Company’s foreign subsidiary losses to reduce the Company’s tax burden; actual and projected pre-tax income; changes in law; and audits by taxing authorities. In addition, our quarterly effective income tax rate differs from our expected annual rate because we are required to first allocate specific components of our expected annual tax provision to quarterly charges for reductions in office space and to quarterly losses in certain foreign subsidiaries, and to then apportion the remainder of the tax provision to the remainder of net pre-tax income for the year. We expect that this methodology will result in fluctuating effective tax rates in each quarter of the year.

Financial Statement Presentation

The consolidated financial statements reflect the operations of the Company and all of its majority-owned subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated. Prior to calendar year 2004, certain of our consolidated foreign subsidiaries within the EMEA and Asia Pacific regions reported their results on a one-month lag, which allowed additional time to compile results. We have taken steps to improve our internal reporting procedures, which have allowed for more timely reporting of these operations. Beginning in the first quarter of calendar year 2004, the one-month lag for certain of the Asia Pacific operations was eliminated. Certain of our consolidated foreign subsidiaries continue to report their results of operations on a one-month lag.

On February 2, 2004, we changed our fiscal year end from a twelve-month period ending June 30 to a twelve-month period ending December 31. Accordingly, management’s discussion and analysis of financial condition and results of operations will compare the unaudited results of operations for the three months ended June 30, 2004 to the unaudited results of operations for the three months ended June 30, 2003, compare the unaudited results of operations for the six months ended June 30, 2004 to the unaudited results of operations for the six months ended June 30, 2003, and discuss our liquidity and capital resources as of June 30, 2004.

Results of Operations

The following tables present certain financial information and performance metrics for each of our reportable segments.

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(in thousands)		(in thousands)
Revenue:
Public Services	$360,563	$283,163	$713,966	$559,870
Communications & Content	57,616	75,246	118,010	163,653
Financial Services	76,979	60,912	144,211	119,968
Consumer, Industrial and Technology	105,696	116,217	217,450	253,050
EMEA	163,898	138,721	317,832	296,328
Asia Pacific	98,130	81,745	189,767	165,735
Latin America	19,658	26,283	40,608	42,376
Corporate/Other	2,960	(2,152)	4,697	(1,975)

Total	$885,500	$780,135	$1,746,541	$1,599,005

Revenue %:
Public Services	41%	36%	41%	35%
Communications & Content	6%	10%	7%	10%
Financial Services	9%	8%	8%	7%
Consumer, Industrial and Technology	12%	15%	13%	16%
EMEA	19%	18%	18%	19%
Asia Pacific	11%	10%	11%	10%
Latin America	2%	3%	2%	3%
Corporate/Other	n/m	n/m	n/m	n/m

Total	100%	100%	100%	100%

Gross Profit (loss):
Public Services	$98,854	$87,957	$196,345	$173,653
Communications & Content	11,722	23,914	22,422	49,420
Financial Services	25,525	19,206	40,775	34,815
Consumer, Industrial and Technology	25,304	33,475	49,500	70,937
EMEA	33,595	21,214	50,665	42,778
Asia Pacific	26,537	16,184	46,651	30,762
Latin America	4,444	8,469	8,504	13,174
Corporate/Other (1)	(33,339)	(38,130)	(68,190)	(68,602)

Total	$192,642	$172,289	$346,672	$346,937

Gross Profit (loss) %:
Public Services	27%	31%	28%	31%
Communications & Content	20%	32%	19%	30%
Financial Services	33%	32%	28%	29%
Consumer, Industrial and Technology	24%	29%	23%	28%
EMEA	21%	15%	16%	14%
Asia Pacific	27%	20%	25%	19%
Latin America	23%	32%	21%	31%
Corporate/Other	n/m	n/m	n/m	n/m

Total	22%	22%	20%	22%

(1)	Corporate/Other operating loss is principally due to infrastructure and shared services costs.

n/m = not meaningful

Three Months Ended June 30, 2004 Compared to Three Months Ended June 30, 2003

Revenue.    Revenue increased $105.4 million, or 13.5%, from $780.1 million during the three months ended June 30, 2003, to $885.5 million during the three months ended June 30, 2004. The increase in revenue was primarily attributable to a $65.3 million increase in revenue within our North America operating segments and a $34.9 million increase in revenue within our international operating segments. Our North America revenue of $600.9 million for the three months ended June 30, 2004 increased 12.2% when compared to the same period in the prior year. The increase in our North America revenue was primarily the result of strong growth in both our Public Services and Financial Services business units. Revenue from our international operations for the three months ended June 30, 2004 was $281.7 million, an increase of 14.2% when compared to the same period in the prior year. The increase in revenue from our international operations was primarily the result of growth in both the EMEA and Asia Pacific regions and the effect of currency exchange-rate fluctuations on reported revenue.

Public Services, the Company’s largest business unit, generated revenue during the three months ended June 30, 2004 of $360.6 million, representing an increase of $77.4 million, or 27.3%, over the three months ended June 30, 2003. This increase was predominantly the result of growth in the Federal business sector. Overall, our Public Services business unit experienced increases in both engagement hours and billing rates of 15.7% and 10.0%, respectively, despite both client-driven and competitor-driven pricing pressures. Revenue for our State, Local & Education (SLED) business sector decreased when compared to the prior year due to the completion of several large engagements and the gradual transition to new work. The Public Services pipeline is strong and we expect to see continued growth in this business unit during the remainder of fiscal year 2004, however seasonality in the business is expected to impact our results during the next quarter.

The Communications & Content business unit generated revenue of $57.6 million during the three months ended June 30, 2004, representing a decline of $17.6 million, or 23.4%, from the three months ended June 30, 2003. This decline was primarily the result of continued pricing pressures, as competition for new engagements remained strong during the current period. Furthermore, revenue in our Wireline sector has declined due to our completion of several large contracts involving testing related to compliance with the 1996 Telecommunications Act. While engaged on compliance testing contracts, certain clients decided to curtail the Company’s involvement in non-compliance related projects. Due to the exhaustive nature and extent of the compliance testing, we do not expect these clients to engage our Company for many of their future projects. The Communications & Content business unit experienced a decline in average billing rates and engagement hours of 13.3% and 11.7%, respectively, when compared to the prior period. Although the Communications & Content pipeline is showing signs of improvement, we do not expect to see significant growth in this business unit until at least early in calendar year 2005. Clients in this market space have increasingly turned to major outsourcing suppliers for assistance in running significant portions of their business. As such, we need to focus our efforts on making the necessary changes to respond to market demand for services.

Our Financial Services business unit generated revenue during the three months ended June 30, 2004 of $77.0 million, representing growth of $16.1 million, or 26.4%, over the three months ended June 30, 2003. This increase in revenue was principally due to a 46.7% increase in engagement hours and a 12.2% increase in utilization when compared to the same period in the prior year. Growth in the Financial Services business unit was predominantly in the Banking & Insurance sector. Although engagement hours and utilization increased, billing rates for the three months ended June 30, 2004 declined 13.8% when compared to the same period during the prior year as a result of pricing pressure from both our clients and competition in the Banking & Insurance and Global Markets sectors. We anticipate continued pricing pressure for the third quarter; however we expect to see improvement in billing rates in both sectors as we position ourselves to benefit from our highly skilled and technically advanced workforce. The pipeline for Financial Services is strong, and bookings for the third quarter are expected to increase, driven mainly by large technology development engagements.

The Consumer, Industrial and Technology business unit generated revenue during the three months ended June 30, 2004 of $105.7 million, representing a decline of $10.5 million, or 9.1%, over the three months ended June 30, 2003. This decline was primarily the result of challenging economic conditions over the past year, which have led to a decrease in technology spending and increased pricing pressures. Consumer, Industrial and

Technology experienced a decline in average billing rates of 7.5% when compared to the same period in the prior year. Although client spending within the Consumer, Industrial and Technology industry remains cautious, we have begun to see some positive opportunities for growth, evidenced largely by improvement in our bookings. Bookings for the three months ended June 30, 2004 were the highest they have been in the past three quarters, primarily resulting from market improvements in the Oil & Gas, Life Sciences and Aerospace & Defense industries. As market conditions continue to stabilize, we expect to see some growth in the Consumer, Industrial and Technology business unit over the next few quarters.

The EMEA business unit generated revenue of $163.9 million during the three months ended June 30, 2004, representing growth of $25.2 million, or 18.1%, over the three months ended June 30, 2003. The reported revenue for our EMEA business unit is affected by currency exchange-rate fluctuations. Over the past year, the strengthening of foreign currencies (primarily the Euro) against the U.S. dollar has resulted in a favorable currency translation that has increased our reported U.S. dollar revenue when compared to the same period in the prior year. In constant currency terms, revenue for our EMEA business unit for the three months ended June 30, 2004 improved by approximately 10.9% when compared to the three months ended June 30, 2003. The quarter ended June 30, 2004 was our most profitable quarter in EMEA in the past six quarters. Growth in the EMEA business unit is mainly the result of an increase in average billing rates (on a constant currency basis) of 12.9%, despite continued pricing pressure in the market. Although we anticipate continued pricing pressure going forward, our focus remains on increasing utilization, balancing the mix of our workforce in order to meet market demand for services, and improving employee retention. We continue to see some positive economic indicators, including strong bookings during the three months ended June 30, 2004 and an increase in spending within certain key accounts. Overall, our pipeline is steady; however, we expect to see a decrease in activity during the next quarter due to seasonality in the business.

The Asia Pacific business unit generated revenue of $98.1 million during the three months ended June 30, 2004 representing growth of $16.4 million, or 20.0%, over the three months ended June 30, 2003. The reported revenue for our Asia Pacific business unit is affected by currency exchange-rate fluctuations. Over the past year, the strengthening of foreign currencies against the U.S. dollar has resulted in a favorable currency translation that has increased our reported U.S. dollar revenue when compared to the same period in the prior year. In constant currency terms, revenue for our Asia Pacific business unit for the three months ended June 30, 2004 increased by approximately 11.4% when compared to the three months ended June 30, 2003. This growth is primarily the result of a strengthening in our brand recognition in Japan as well as greater penetration of our key accounts in China. The Asia Pacific business unit experienced an increase in engagement hours and average billing rates (on a constant currency basis) of 6.6% and 4.4%, respectively, when compared to the prior period. Our bookings for the three months ended June 30, 2004 have increased compared to the same period in the prior year, particularly in Australia, Japan and China. Our principal challenge in this region has been resource constraints as we have had difficulty finding qualified professionals in certain markets. We plan to continue hiring qualified professionals in Australia, Japan and China over the next few quarters.

Our Latin America business unit generated revenue of $19.7 million during the three months ended June 30, 2004, representing a decrease of $6.6 million, or 25.2%, over the three months ended June 30, 2003. Revenue in Latin America declined as a result of increased market competition, primarily in Mexico and Brazil. The increase in market competition resulted in a 9.7% decline in engagement hours as well as a 17.2% decrease in our average billing rate per hour. Although revenue during the three months ended June 30, 2004 declined when compared to the same period in the prior year, our backlog and pipeline are both strong. Our utilization has declined slightly; however, we believe our workforce is in line with market demand for services. Currency exchange-rate fluctuations have not had a significant impact on our Latin America operations.

Gross Profit.    Gross profit as a percentage of revenue declined slightly to 21.8% for the three months ended June 30, 2004, compared to 22.1% for the three months ended June 30, 2003. The decrease in gross profit as a percentage of revenue was primarily due to an increase in other direct contract expenses. Other direct contract expenses as a percentage of revenue increased to 28.6% during the current period compared to 24.0%

during the three months ended June 30, 2003. In dollar terms, gross profit increased by $20.4 million, or 11.8%, from $172.3 million for the three months ended June 30, 2003, to $192.6 for the three months ended June 30, 2004. The decrease in gross profit as a percentage of revenue for the three months ended June 30, 2004 compared to the same period during the prior year resulted primarily from the following:

•	A net increase in professional compensation of $13.4 million, or 3.8%, from $354.0 million for the three months ended June 30, 2003, to $367.4 million for the three months ended June 30, 2004. The increase in professional compensation expense is primarily the result of hiring additional billable employees in our Public Services and Financial Services business units in response to the market demands in these industries. Professional compensation expense as a percentage of revenue improved to 41.5% for the three months ended June 30, 2004 compared to 45.4% during the same period in the prior year.

•	A net increase in other direct contract expenses of $66.3 million, or 35.5%, from $187.0 million, or 24.0% of revenue, for the three months ended June 30, 2003, to $253.3 million, or 28.6% of revenue, for the three months ended June 30, 2004. The $66.3 million increase in other direct contract expenses is mainly attributable to our increased use of subcontractors, particularly in the Public Services, Asia Pacific and EMEA business units. The increase in other direct contract expenses, including the cost of subcontractors, has negatively impacted our gross profit, as the cost of subcontractors is generally more expensive than the cost of our own workforce. Although we require subcontractors to handle specific requirements on some engagements, the majority of our subcontractor usage is not a skill-set issue, as many times clients mandate the use of certain subcontractors. In addition, the size and complexity of some of our projects make the use of subcontractors a key ingredient to winning the projects. We are focused on limiting the use of subcontractors and minimizing travel-related expenses whenever possible, working to increase our margins by complementing our solutions offerings with greater offshore capabilities, and increasing our hiring in order to align our skill base with the market demand for our services.

•	A net increase in other costs of service of $6.6 million, or 11.5%, from $57.2 million for the three months ended June 30, 2003, to $63.7 million for the three months ended June 30, 2004. The increase in other costs of service is primarily attributable to an increase in costs associated with the overall growth of our business over the past year and an increase in bad debt expense, offset by savings achieved as a result of our office space reduction efforts. Other costs of service as a percentage of revenue declined slightly to 7.2% during the current period compared to 7.3% during the three months ended June 30, 2003.

•	During the three months ended June 30, 2004, we recorded, within the Corporate/Other operating segment, a charge of $8.4 million for lease, facilities and other exit costs related to our previously announced reduction in office space primarily within the North America, EMEA and Asia Pacific regions. We reduced our overall office space in an effort to eliminate excess capacity and to align our office space usage with our current workforce and the needs of the business. During the three months ended June 30, 2003, we recorded a $9.7 million charge for lease, facilities and other exit costs.

Gross profit for our Public Services business unit declined to 27.4% of revenue in the three months ended June 30, 2004, from 31.1% of revenue in the three months ended June 30, 2003. This decline is principally due to a $50.4 million increase in other direct contract expenses as a result of our increased use of subcontractors, as the cost of subcontractors is generally more expensive than the cost of our own workforce, coupled with a $13.8 million increase in compensation expense. As mentioned above, the increase in our use of subcontractors is mainly the result of the mandated use of subcontractors on certain engagements. The increase in professional compensation expense is primarily due to an increase in our headcount in response to market demand for services and our continued effort to hire employees with the advanced information technology skills necessary to perform the services we offer.

Gross profit for the Communications & Content business unit decreased to 20.3% of revenue in the three months ended June 30, 2004 from 31.8% of revenue in the three months ended June 30, 2003. In dollar terms, gross profit decreased $12.2 million, or 51.0%, when compared to the prior year. The decline in gross profit was principally due to the decrease in revenue of $17.6 million resulting primarily from the completion of several large contracts involving testing related to compliance with the 1996 Telecommunications Act. Contracts involving testing related to compliance with the 1996 Telecommunications Act generally had higher levels of profitability than other contracts within the Communications & Content business unit.

Gross profit for the Financial Services business unit increased to 33.2% of revenue in the three months ended June 30, 2004 from 31.5% of revenue in the three months ended June 30, 2003. The increase in gross profit was principally due to a decrease in other direct contract expenses as a percentage of revenue from 18.2% during the three months ended June 30, 2003 to 13.9% during the current period.

Gross profit for the Consumer, Industrial and Technology business unit declined to 23.9% of revenue in the three months ended June 30, 2004 from 28.8% of revenue in the three months ended June 30, 2003. In dollar terms, gross profit decreased $8.2 million, or 24.4%, when compared to the prior year. The decline in gross profit was principally due to the decrease in revenue resulting from the challenging economic conditions and cautious IT spending.

Gross profit as a percentage of revenue for the EMEA business unit improved to 20.5% of revenue during the three months ended June 30, 2004, compared to 15.3% of revenue during the three months ended June 30, 2003. This improvement is primarily a result of a $25.2 million increase in revenue as well as a reduction in professional compensation expense as a percentage of revenue during the three months ended June 30, 2004. The decrease in professional compensation expense is a result of our workforce reduction actions taken in previous quarters. Gross profit improved despite the increased use of subcontractors during the three months ended June 30, 2004. The increase in our use of subcontractors is a result of our need to contract for certain types of skills in order to meet client requirements. This need to subcontract will decline as we continue to balance our skill base against the market demand for our services.

Gross profit as a percentage of revenue for the Asia Pacific business unit improved to 27.0%, for the three months ended June 30, 2004, compared to 19.8% for the three months ended June 30, 2003. This improvement is the result of a $16.4 million increase in revenue as well as a reduction in other costs of services as a percentage of revenue due to continued control of spending throughout the region. The improvement in gross profit was partially offset by an increase in our use of subcontractors during the three months ended June 30, 2004. Utilizing subcontractors gives us the flexibility to quickly ramp up and down our operations in countries where we do not experience high levels of sustainable business or in instances where our resources are not interchangeable between countries due to cultural and language barriers.

Gross profit as a percentage of revenue for Latin America declined to 22.6% of revenue during the three months ended June 30, 2004 compared to 32.2% of revenue during the three months ended June 30, 2003. This decline is primarily the result of a $6.6 million decrease in revenue as well as an increase in other costs of service as a percentage of revenue.

Amortization of Purchased Intangible Assets.    Amortization of purchased intangible assets decreased $12.0 million to $1.0 million for the three months ended June 30, 2004, from $13.0 million for the three months ended June 30, 2003. This decrease in amortization expense primarily relates to the fact that the majority of the value relating to order backlog, customer contracts and related customer relationships that were acquired before December 31, 2002 was fully amortized by August 2003.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $20.9 million, or 15.9%, from $131.0 million for the three months ended June 30, 2003, to $151.9 million for the three months ended June 30, 2004. Selling, general and administrative expenses as a percentage of gross revenue increased slightly to 17.1% compared to 16.8% for the three months ended June 30, 2003. The increase in selling, general and administrative expenses is predominantly related to an increase in sales and infrastructure costs associated with the overall growth of our business over the past year as well as higher expenses related to audit fees, Sarbanes-Oxley compliance and the continued build-out of our internal IT function. This increase is partially offset by savings as we continue to wind down services provided under our transition services agreement with KPMG LLP.

Income Tax Expense.    For the three months ended June 30, 2004, we earned income before taxes of $35.0 million and provided for income taxes of $19.8 million, resulting in an effective tax rate of 56.6%. For the three months ended June 30, 2003, we earned income before taxes of $23.6 million and provided for income taxes of $13.2 million, resulting in an effective tax rate of 56.2%. Our effective tax rate is high because our profitable operations continue to be concentrated in relatively high tax rate jurisdictions, while losses in several of our foreign operations cannot be used to offset taxes on earnings in other countries. We anticipate an effective tax rate for calendar year 2004 of approximately 50%. We also expect our effective tax rate to fluctuate in each of the last two quarters of fiscal year 2004.

Net Income.    For the three months ended June 30, 2004, we realized net income of $15.2 million, or $0.08 per share. For the three months ended June 30, 2003, we realized net income of $10.3 million, or $0.05 per share.

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Revenue.    Revenue increased $147.5 million, or 9.2%, from $1,599.0 million during the six months ended June 30, 2003, to $1,746.5 million during the six months ended June 30, 2004. The increase in revenue was primarily attributable to a $97.1 million increase in revenue within our North America operating segments and a $43.8 million increase in revenue within our international operating segments. Our North America revenue of $1,193.6 million for the six months ended June 30, 2004 increased 8.9% when compared to the same period in the prior year. The increase in our North America revenue was primarily the result of strong growth in both our Public Services and Financial Services business units. Revenue from our international operations for the six months ended June 30, 2004 was $548.2 million, an increase of 8.7% when compared to the same period in the prior year. Revenue for our international regions increased predominantly due to growth in both the EMEA and Asia Pacific regions and the effect of currency exchange-rate fluctuations on reported revenue.

Public Services, the Company’s largest business unit, generated revenue during the six months ended June 30, 2004 of $714.0 million, representing an increase of $154.1 million, or 27.5%, over the six months ended June 30, 2003. This increase was predominantly the result of growth in the Federal business sector. Overall, our Public Services business unit experienced increases in both engagement hours and billing rates of 14.3% and 11.6%, respectively, despite both client-driven and competitor-driven pricing pressures. Revenue for our State, Local & Education (SLED) business sector decreased when compared to the prior year due to the completion of several large engagements and the gradual transition to new work.

The Communications & Content business unit generated revenue of $118.0 million during the six months ended June 30, 2004, representing a decline of $45.6 million, or 27.9%, from the six months ended June 30, 2003. This decline was primarily the result of a decline in revenue in our Wireline sector due to our completion of several large contracts involving testing related to compliance with the 1996 Telecommunications Act and continued pricing pressures, as competition for new engagements has remained strong. While engaged on compliance testing contracts, certain clients decided to curtail the Company’s involvement in non-compliance related projects. Due to the exhaustive nature and extent of the compliance testing, we do not expect these clients to engage our Company for many of their future projects.

Our Financial Services business unit generated revenue during the six months ended June 30, 2004 of $144.2 million, representing growth of $24.2 million, or 20.2%, over the six months ended June 30, 2003. This increase in revenue was principally due to a 34.7% increase in engagement hours and a 16.5% increase in utilization when compared to the same period in the prior year. Growth in the Financial Services business unit was predominantly in the Banking & Insurance sector. Although engagement hours and utilization increased, billing rates for the six months ended June 30, 2004 declined 10.8% when compared to the same period during the prior year as a result of pricing pressure from both our clients and competition in the Banking & Insurance and Global Markets sectors.

The Consumer, Industrial and Technology business unit generated revenue during the six months ended June 30, 2004 of $217.5 million, representing a decline of $35.6 million, or 14.1%, over the six months ended June 30, 2003. The decline was primarily the result of challenging economic conditions over the past year, which have led to a decrease in technology spending and increased pricing pressures. Consumer, Industrial and Technology experienced a decline in engagement hours and average billing rates of 7.7% and 6.8%, respectively, when compared to the same period in the prior year.

The EMEA business unit generated revenue of $317.8 million during the six months ended June 30, 2004, representing growth of $21.5 million, or 7.3%, over the six months ended June 30, 2003. The reported revenue for our EMEA business unit is affected by currency exchange-rate fluctuations. Over the past year, the strengthening of foreign currencies (primarily the Euro) against the U.S. dollar has resulted in a favorable currency translation that has increased our reported U.S. dollar revenue when compared to the same period in the prior year. In constant currency terms, revenue for our EMEA business unit for the six months ended June 30, 2004 declined by approximately 3.7% when compared to the six months ended June 30, 2003. This decline was mainly due to overcapacity in the marketplace and an overall lack of demand for work within the first three months of the period, offset by stronger performance and an increase in average billing rates during the final three months of the period.

The Asia Pacific business unit generated revenue of $189.8 million during the six months ended June 30, 2004 representing growth of $24.0 million, or 14.5%, over the six months ended June 30, 2003. The reported revenue for our Asia Pacific business unit is affected by currency exchange-rate fluctuations. Over the past year, the strengthening of foreign currencies against the U.S. dollar has resulted in a favorable currency translation that has increased our reported U.S. dollar revenue when compared to the same period in the prior year. In constant currency terms, revenue for our Asia Pacific business unit for the six months ended June 30, 2004 increased by approximately 4.2% when compared to the six months ended June 30, 2003. The primary driver of this growth was an increase in engagement hours of 6.2%, offset by a slight decrease in the average billing rates (on a constant currency basis) when compared to the prior period. The increase in revenue was primarily the result of a strengthening in our brand recognition in Japan as well as greater penetration of our key accounts in China.

Our Latin America business unit generated revenue of $40.6 million during the six months ended June 30, 2004, representing a slight decline of $1.8 million, or 4.2%, over the six months ended June 30, 2003. Revenue for Latin America decreased as a result of increased market pressures, primarily in Mexico and Brazil. Currency exchange-rate fluctuations have not had a significant impact on our Latin America operations.

Gross Profit.    Gross profit as a percentage of revenue declined to 19.8% for the six months ended June 30, 2004, compared to 21.7% for the six months ended June 30, 2003. This decline is mainly attributable to an increase in other direct contract expenses. Other direct contract expenses as a percentage of revenue increased to 29.4% during the six months ended June 30, 2004 compared to 23.7% during the six months ended June 30, 2003. In dollar terms, gross profit decreased by $0.3 million, or 0.1% from $346.9 million for the six months ended June 30, 2003, to $346.7 for the six months ended June 30, 2004. The decrease in gross profit for the six months ended June 30, 2004 compared to the same period in the prior year resulted primarily from the following:

•	A net increase in professional compensation of $9.5 million, or 1.3%, from $733.7 million for the six months ended June 30, 2003, to $743.2 million for the six months ended June 30, 2004. The increase in professional compensation expense is primarily the result of hiring additional billable employees in response to overall market demand for services. Professional compensation expense improved as a percentage of revenue to 42.6% for the six months ended June 30, 2004 compared to 45.9% during the same period in the prior year.

•	A net increase in other direct contract expenses of $134.5 million, or 35.4%, from $379.6 million, or 23.7% of revenue, for the six months ended June 30, 2003, to $514.0 million, or 29.4% of revenue, for the six months ended June 30, 2004. The $134.5 million increase in other direct contract expenses is mainly attributable to our increased use of subcontractors, particularly in the Public Services and EMEA business units. The increase in other direct contract expenses, including the cost of subcontractors, has negatively impacted our gross profit, as the cost of subcontractors is generally more expensive than the cost of our own workforce. Although we require subcontractors to handle specific requirements on some engagements, the majority of our subcontractor usage is not a skill-set issue, as many times clients mandate the use of certain contractors. In addition, the size and complexity of some of our projects make usage of subcontractors a key ingredient to winning the projects. We are focused on limiting the use of subcontractors and minimizing travel-related expenses whenever possible, working to increase our margins by complementing our solutions offerings with greater offshore capabilities, and increasing our hiring in order to align our skill base with the market demand for our services.

•	A net increase in other costs of service of $7.2 million, or 5.8%, from $123.5 million for the six months ended June 30, 2003, to $130.7 million for the six months ended June 30, 2004. The increase in other costs of service is primarily attributable to an increase in costs associated with the overall growth of our business over the past year, offset by savings achieved as a result of our office space reduction efforts. Other costs of service as a percentage of revenue decreased slightly from 7.7% during the six months ended June 30, 2003 to 7.5% during the six months ended June 30, 2004.

•	During the six months ended June 30, 2004, we recorded, within the Corporate/Other operating segment, a charge of $12.0 million for lease, facilities and other exit costs related to our previously announced reduction in office space primarily within the North America, EMEA and Asia Pacific regions. We reduced our overall office space in an effort to eliminate excess capacity and to align our office space usage with our current workforce and the needs of the business. During the six months ended June 30, 2003, we recorded a $15.3 million charge for lease, facilities and other exit costs.

Gross profit for our Public Services business unit declined to 27.5% of revenue in the six months ended June 30, 2004, from 31.0% of revenue in the six months ended June 30, 2003. This decline is principally due to a $106.8 million increase in other direct contract expenses as a result of our increased use of subcontractors, as the cost of subcontractors is generally more expensive than the cost of our own workforce, coupled with a $20.9 million increase in compensation expense. The increase in our use of subcontractors is mainly the result of the mandated use of subcontractors on certain engagements. The increase in professional compensation expense is primarily due to an increase in our headcount in response to market demand for services and our continued effort to hire employees with the advanced information technology skills necessary to perform the services we offer.

Gross profit for the Communications & Content business unit decreased to 19.0% of revenue in the six months ended June 30, 2004 from 30.2% of revenue in the six months ended June 30, 2003. In dollar terms, gross profit decreased $27.0 million, or 54.6%, when compared to the prior year. The decline in gross profit was principally due to a decrease in revenue of $45.6 million resulting primarily from the completion of several large contracts involving testing related to compliance with the 1996 Telecommunications Act. Contracts involving testing related to compliance with the 1996 Telecommunications Act generally had higher levels of profitability than other contracts within the Communications & Content business unit.

Gross profit for the Financial Services business unit decreased to 28.3% of revenue in the six months ended June 30, 2004 from 29.0% of revenue in the six months ended June 30, 2003. The decline in gross profit was principally due to an increase in other direct contract expenses of $4.2 million, or 19.2%, from the six months ended June 30, 2003 to the six months ended June 30, 2004. The increase in other direct contract expenses is mainly due to an increase in the use of subcontractors. In addition, gross profit for the Financial Services business unit was negatively impacted by an increase in professional compensation expense resulting from an increase in headcount, particularly in the Banking & Insurance sector.

Gross profit for the Consumer, Industrial and Technology business unit declined to 22.8% of revenue in the six months ended June 30, 2004 from 28.0% of revenue in the six months ended June 30, 2003. In dollar terms, gross profit decreased $21.4 million, or 30.2%, when compared to the prior year. The decline in gross profit was principally due to the decrease in revenue resulting from the challenging economic conditions and cautious IT spending.

Gross profit as a percentage of revenue for the EMEA business unit improved to 15.9% of revenue during the six months ended June 30, 2004, compared to 14.4% of revenue during the six months ended June 30, 2003. This improvement is primarily a result of a $21.5 million increase in revenue as well as a decrease in professional compensation expense as a percentage of revenue during the six months ended June 30, 2004. The decrease in professional compensation expense as a percentage of revenue is a result of our workforce reduction actions taken in previous periods. Gross profit improved despite increased use of subcontractors during the six months ended June 30, 2004. The increase in our use of subcontractors is a result of our need to contract for certain types of skills in order to meet client requirements.

Gross profit as a percentage of revenue for the Asia Pacific business unit improved to 24.6% during the six months ended June 30, 2004, compared to 18.6% for the six months ended June 30, 2003. This improvement is the result of a $24.0 million, or 14.5%, increase in revenue as well as a reduction in other costs of service as a percentage of revenue due to continued control of spending throughout the region.

Gross profit as a percentage of revenue for Latin America declined to 20.9% of revenue during the six months ended June 30, 2004 compared to 31.1% of revenue during the six months ended June 30, 2003. This decline is primarily the result of our increased use of subcontractors at key clients to satisfy the demands for our services.

Amortization of Purchased Intangible Assets.    Amortization of purchased intangible assets decreased $23.3 million to $2.1 million for the six months ended June 30, 2004, from $25.4 million for the six months ended June 30, 2003. This decrease in amortization expense primarily relates to the fact that the majority of the value relating to order backlog, customer contracts and related customer relationships that were acquired before December 31, 2002 was fully amortized by August 2003.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $17.3 million, or 6.3%, from $272.5 million for the six months ended June 30, 2003, to $289.8 million for the six months ended June 30, 2004. This increase is predominantly related to an increase in sales and infrastructure costs associated with the overall growth of our business over the past year as well as higher expenses related to audit fees, Sarbanes-Oxley compliance and the continued build-out of our internal IT function. The increase is partially offset by savings as we continue to wind down services provided under our transition services agreement with KPMG LLP. Selling, general and administrative expenses as a percentage of gross revenue improved slightly to 16.6% compared to 17.0% for the six months ended June 30, 2003.

Income Tax Expense.    For the six months ended June 30, 2004, we earned income before taxes of $45.1 million and provided for income taxes of $27.7 million, resulting in an effective tax rate of 61.5%. For the six months ended June 30, 2003, we earned income before taxes of $38.3 million and provided for income taxes of $23.8 million, resulting in an effective tax rate of 62.2%.

Cumulative Effect of Change in Accounting Principle.    Prior to fiscal year 2004, certain of our consolidated foreign subsidiaries within the EMEA and Asia Pacific regions reported their results on a one-month lag, which allowed additional time to compile results. We have taken steps to improve our internal reporting procedures, which has allowed for more timely reporting of these operations. Beginning in the first quarter of calendar year 2004, the one-month lag for certain of the Asia Pacific operations was eliminated. As a result, net income for the six months ended June 30, 2004 includes a cumulative effect of a change in accounting principle of $0.5 million representing the December 2003 net loss for these entities.

Net Income.    For the six months ended June 30, 2004, we realized net income of $16.8 million, or $0.08 per share. For the six months ended June 30, 2003, we realized net income of $14.4 million, or $0.08 per share.

Obligations and Commitments

As of June 30, 2004, we had the following obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments:

		Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
		(in thousands)
Long-term debt (1)	$321,295	$62,854	$109,469	$148,972	$—
Operating leases	446,340	78,266	131,620	103,777	132,677
Outsourcing services agreement	14,063	11,250	2,813	—	—
Reduction in workforce	700	700	—	—	—

Total	$782,398	$153,070	$243,902	$252,749	$132,677

(1)	Long-term debt includes both principal and interest payment obligations.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operations, borrowings available under our various existing credit facilities and existing cash balances. At June 30, 2004, we had a cash balance of $139.3 million, which has increased by $16.5 million from a cash balance of $122.7 million at December 31, 2003.

Net cash provided by operating activities during the six months ended June 30, 2004 was $26.4 million, a decrease of $87.1 million over the six months ended June 30, 2003. This decrease was due to a $51.8 million change in operating assets and liabilities, as well as a $35.2 million decrease in cash operating results (which consists of net income adjusted for changes in deferred income taxes, stock awards, depreciation and amortization, goodwill impairment and the lease and facilities charge). The change in operating assets and liabilities is primarily the result of the timing of our collection of accounts receivable, offset by the timing of employee benefit payments during the current period and the timing of our payments to vendors. Our days sales outstanding increased from 60 days at June 30, 2003 to 80 days at June 30, 2004. Days sales outstanding represents the trailing twelve months revenue divided by 365 days, which is divided into the consolidated accounts receivables, unbilled revenue and deferred revenue balances to arrive at days sales outstanding at a point in time. Our days sales outstanding increased during the period ended June 30, 2004 due to a delay in our billings process caused by the conversion of our North American financial accounting system. We expect our days sales outstanding to improve during the next quarter.

Net cash used in investing activities during the six months ended June 30, 2004 was $36.7 million, due to purchases of property and equipment, including internal use software, incurred as part of our continued infrastructure build-out. Net cash used in investing activities decreased $28.4 million when compared to the six months ended June 30, 2003, resulting primarily from a higher level of spending on property and equipment during the six months ended June 30, 2003. We expect to continue to make additional investments in property and equipment as we continue the build-out of our infrastructure and support capabilities in connection with the winding down of the transition services agreement with KPMG LLP.

Net cash provided by financing activities for the six months ended June 30, 2004 was $28.9 million, due to proceeds from borrowings, net of repayments, of $29.4 million and $13.4 million received in exchange for the issuance of common stock primarily relating to our employee stock purchase plan, offset by a $14.0 million net decrease in book overdrafts. For the six months ended June 30, 2003, net cash used in financing activities was $2.6 million principally due to repayments of borrowings, net of proceeds, offset by proceeds received in exchange for the issuance of common stock primarily relating to our Employee Stock Purchase Plan.

We have a revolving credit facility with an outstanding balance of $38.0 million at June 30, 2004 (not to exceed $250.0 million). The $250.0 million revolving credit facility expires on May 29, 2005, and borrowings under this facility are not due until that time; however, management may choose to repay these borrowings at any time prior to that date. The revolving credit facility includes affirmative, negative and financial covenants, including, among others, covenants restricting our ability to incur liens and indebtedness, purchase our securities, and pay dividends and requiring us to maintain a minimum level of net worth ($907.4 million as of June 30, 2004), maintain fixed charge coverage of at least 1.25 to 1.00 (as defined) and maintain a leverage ratio not to exceed 2.50 to 1.00 (as defined). In November 2003 and March 2004, we entered into two amendments to this credit facility, which among other things modified certain definitions that are used in the covenants and incorporated three additional covenants from the Senior Notes—minimum consolidated net worth, minimum fixed charge coverage and maximum leverage ratio. These additional covenants are discussed in the following paragraph that relates to the Senior Notes. We are in compliance with the financial ratios, covenants and other restrictions imposed by the revolving credit facility. The revolving credit facility contains customary events of default and a default (i) upon the acquisition by a person or group of beneficial ownership of 30% or more of our common stock, or (ii) if within a period of six calendar months, a majority of the officers of our executive committee cease to serve on our executive committee, and their terminations or departures materially affect our business. The revolving credit facility cross defaults in certain circumstances to our receivable purchase facility and Senior Notes and to our other debt.

We also have an accounts receivable financing facility with no outstanding balance at June 30, 2004 (not to exceed $150.0 million). The accounts receivable facility is accounted for as a financing transaction; accordingly, it is not an off-balance sheet financing arrangement. The accounts receivable facility permits sales of accounts receivable through May 21, 2005, subject to annual renewal. Currently, we cannot access the accounts receivable facility until we deliver certain standard information packages that must be provided periodically under the terms of the accounts receivable facility. We are in the process of preparing the necessary information packages for delivery, which will be followed by a standard review of our books, records and certain documents by the administrator of the accounts receivable facility. The accounts receivable facility contains financial covenants that are consistent with our revolving credit facility and cross defaults in certain circumstances to our revolving credit facility and Senior Notes and to our other debt.

In November 2002, we completed a private placement of $220.0 million in aggregate principal Senior Notes. The offering consisted of $29.0 million of 5.95% Series A Senior Notes due November 2005, $46.0 million of 6.43% Series B Senior Notes due November 2006 and $145.0 million of 6.71% Series C Senior Notes due November 2007. The Senior Notes include affirmative, negative and financial covenants, including among others, covenants restricting our ability to incur liens and indebtedness and purchase our securities, and requiring us to maintain a minimum level of net worth ($885.6 million as of June 30, 2004), maintain fixed charge coverage of at least 2.00 to 1.00 (as defined), and maintain a leverage ratio not to exceed 2.50 to 1.00 (as defined). We are in compliance with the financial ratios, covenants and other restrictions imposed by the Senior Notes. The Senior Notes contain customary events of default, including cross defaults, which apply in certain circumstances, to our revolving credit facility and receivables purchase facility and our other debt.

On January 31, 2003, our Japanese subsidiary entered into a 2 billion yen-denominated term loan. Scheduled principal payments are every six months through July 31, 2005 in the amount of 334.0 million yen and include a final payment of 330.0 million yen on January 31, 2006. The term loan is unsecured, does not contain any financial covenants, and is not guaranteed by us. At June 30, 2004, the balance outstanding under the 2 billion yen-denominated term loan was approximately 1.33 billion yen (approximately $12.2 million). In connection with this line of credit, we agreed to seek the consent of the lender prior to reducing our interest in the subsidiary-borrower below 100%.

On June 30, 2003, our Japanese subsidiary entered into a 1 billion yen-denominated term loan. Scheduled principal payments are every six months through December 31, 2005 in the amount of 167.0 million yen and include a final payment of 165.0 million yen on June 30, 2006. The term loan is unsecured, does not contain financial covenants, and is not guaranteed by us. At June 30, 2004, the balance outstanding under the 1 billion yen-denominated term loan was 666.0 million yen (approximately $6.1 million). In connection with this line of credit, we agreed to seek consent of the lender prior to reducing our interest in the subsidiary-borrower below 100%.

We have additional borrowing arrangements available through our Japanese subsidiary, including a 1.35 billion yen-denominated revolving line of credit facility (approximately $12.4 million as of June 30, 2004) and a 0.5 billion yen-denominated overdraft line of credit facility (approximately $4.6 million as of June 30, 2004). The facilities, which mature on August 31, 2004, are unsecured, do not contain financial covenants and are not guaranteed by us. As of June 30, 2004, there were no borrowings outstanding under the facilities.

Our liquidity may also be affected by our transition services agreement with KPMG LLP. Under the transition services agreement with KPMG LLP (which terminated on February 8, 2004 for most non-technology services and terminates no later than February 8, 2005 for technology-related services and certain non-technology related services), we contracted to receive certain infrastructure support services from KPMG LLP until we complete the build-out of our own infrastructure. If we terminate services prior to the end of the term for such services, we may be obligated to pay KPMG LLP termination costs, as defined in the transition services agreement, incurred as a result of KPMG LLP winding down and terminating such services. We and KPMG LLP have agreed that during the term of the transition services agreement the parties will work together to minimize any termination costs (including transitioning personnel and contracts from KPMG LLP to our Company), and we will wind down our receipt of services from KPMG LLP and develop our own internal infrastructure and support capabilities or seek third party providers of such services.

Effective October 1, 2002, we and KPMG LLP entered into an Outsourcing Services Agreement under which KPMG LLP provides certain services relating to office space that were previously provided under the transition services agreement. The services will be provided for three years at a cost that is less than the cost for comparable services under the transition services agreement. Additionally, KPMG LLP has agreed that there will be no termination costs with respect to the office-related services at the end of the three-year term of the Outsourcing Services Agreement.

Effective February 9, 2004, we and KPMG LLP entered into a Field Technology Support Services agreement under which KPMG LLP provides certain office-based technology support services to the Company’s U.S. offices. Services under the Field Technology Support Services will be provided for a term of one year (with an option to renew for an additional year) and relate to services which previously were provided under the transition services agreement.

At this time there are no services that were terminated prior to June 30, 2004 for which termination costs remain unknown. The amount of termination costs that we will pay to KPMG LLP depends upon the timing of service terminations, the ability of the parties to work together to minimize the costs, and the amount of payments required under existing contracts with third parties for services provided to us by KPMG LLP and which can continue to be obtained directly by us thereafter. The amount of termination costs that we will pay to KPMG LLP under the transition services agreement with respect to services that are terminated after June 30, 2004 cannot be reasonably estimated at this time. We believe that the amount of termination costs yet to be assessed will not have a material adverse effect on our consolidated financial position, cash flows, or liquidity. Whether such amounts could have a material adverse effect on our results of operations in a particular quarter or fiscal year cannot be determined at this time.

During fiscal year 2003, the Company purchased certain leasehold improvements from KPMG LLP that had been used by the Company under the transition services agreement. Based on information currently available, the Company anticipates paying KPMG LLP approximately $40.0 million to $60.0 million for the sale and transfer of additional capital assets (such as computer equipment, furniture and leasehold improvements) used by the Company under the transition services agreement. Currently, the Company is charged for the use of such assets by usage charges that are included in the monthly costs under the transition services agreement. The Company made no additional purchases of capital assets from KPMG LLP during the three months ended June 30, 2004.

During the first half of fiscal year 2003, we significantly expanded our international operations through acquisitions. Some of our acquired operations had pre-existing defined benefit pension plans, and as such we have become the sponsor of these plans. We use the actuarial models required by SFAS No. 87, “Employers’ Accounting for Pensions,” to account for our pension plans. Our pension plans include both funded and unfunded noncontributory defined benefit pension plans that provide benefits based on years of service and salary. We also sponsor an unfunded postretirement medical plan. For a discussion of our liquidity associated with the Company’s defined benefit pension and postretirement medical plans as of December 31, 2003, see “Liquidity and Capital Resources” in Part II, Item 7, of “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the Company’s Transition Report on Form 10-K for the period then ended. During the six months ended June 30, 2004, there have been no material changes in our defined benefit pension and postretirement medical plans.

In the normal course of business, we have indemnified third parties and have commitments and guarantees under which we may be required to make payments in certain circumstances. These indemnities, commitments and guarantees include: indemnities of KPMG LLP with respect to the consulting business that was transferred to us in January 2000; indemnities to third parties in connection with surety bonds; indemnities to various lessors in connection with facility leases; indemnities to customers related to intellectual property and performance of services subcontracted to other providers; and indemnities to directors and officers under the organizational documents of the Company. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. Certain of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments we could be obligated to make. As of June 30, 2004, we have approximately $191.8 million of outstanding surety bonds and $34.2 million of outstanding letters of credit for which we may be required to make future payment. We have never incurred material costs to settle claims or defend lawsuits related to these indemnities, commitments and guarantees. As a result, the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of June 30, 2004.

We continue to actively manage client billings and collections and maintain tight controls over discretionary spending. We believe that the cash provided from operations, borrowings available under the various existing credit facilities, and existing cash balances will be sufficient to meet working capital and capital expenditure needs for at least the next 12 months. We also believe that we will generate enough cash from operations, have sufficient borrowing capacity under the various existing credit facilities (including the $250 million revolving credit facility) and have sufficient access to the capital markets to meet our long-term liquidity needs.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to our operations that are based on our current expectations, estimates and projections. Words such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “predict,” “potential,” “continue,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. These statements are only predictions and as such are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events or our future financial performance that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. As a result, these statements speak only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements in this report include, among others, statements regarding:

•	our growth projections for our geographic regions and business segments;

•	our ability to maintain our margins;

•	our ability to decrease our use of subcontractors;

•	our expectation to focus on growth initiatives to improve market share and increase revenue;

•	our estimate of approximately 50% as the effective tax rate for fiscal year 2004;

•	our estimates of the amount and effect of the termination costs under the transition services agreement with KPMG LLP;

•	our anticipated reduction in occupancy costs for the fiscal year 2004;

•	our expectations for short- and long-term liquidity; and

•	our hiring expectations over the next few quarters.

Our actual results may differ from the forward-looking statements for many reasons, including:

•	any continuation of the global economic downturn and challenging economic conditions;

•	the business decisions of our clients regarding the use of our services and the related need to use subcontractors to complete certain engagements;

•	the timing of projects and their termination;

•	the availability of surety bonds, letters of credit or bank guarantees supporting client engagements;

•	the impact of rating agency actions;

•	the availability of talented professionals to provide our services;

•	the pace of technology change;

•	the strength of our joint marketing relationships;

•	the actions of our competitors;

•	unexpected difficulties with our global initiatives and acquisitions (such as the acquisition of BearingPoint GmbH), including rationalization of assets and personnel and managing or integrating the related assets, personnel or businesses;

•	changes in spending policies or budget priorities of the U.S. government, particularly the Department of Defense, in light of the large U.S. budget deficit;

•	our inability to use losses in some of our foreign subsidiaries to offset earnings in the United States;

•	our inability to accurately forecast our results of operations and the growth of our business; and

•	changes in, or the application of changes to, accounting principles or pronouncements under accounting principles generally accepted in the United States, particularly those related to revenue recognition.

In addition, our results and forward-looking statements could be affected by general domestic and international economic and political conditions, uncertainty as to the future direction of the economy and vulnerability of the economy to domestic or international incidents, as well as market conditions in our industry. For a more detailed discussion of certain of these factors, see “Factors Affecting Future Financial Results,” to this Form 10-Q. We caution the reader that the factors we have identified above may not be exhaustive. We operate in a continually changing business environment, and new factors that may affect our forward-looking statements emerge from time to time. Management cannot predict such new factors, nor can it assess the impact, if any, of such new factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those implied by any forward-looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

For a discussion of our market risk associated with the Company’s market sensitive financial instruments as of December 31, 2003, see “Quantitative and Qualitative Disclosures About Market Risk” in Part II, Item 7A, of the Company’s Transition Report on Form 10-K for the period then ended. During the six months ended June 30, 2004, there have been no material changes in our market risk exposure.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of June 30, 2004, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer, Chief Financial Officer, and General Counsel, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon that evaluation and subsequent evaluations conducted by the Company in connection with its preparation of the Company’s consolidated financial statements for the three and six months ended June 30, 2004, the Chief Executive Officer and Chief Financial Officer have concluded that except with respect to certain reportable conditions that were identified during the audit of our consolidated financial statements for the six months ended December 31, 2003, the Company’s disclosure controls and procedures are adequately designed to timely notify them of material information relating to the Company required to be disclosed in the Company’s SEC filings.

Changes in Internal Controls

There has been no change in the Company’s internal control over financial reporting that has occurred during the second quarter of calendar year 2004 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting, except that during the quarter the Company resolved the deficiencies relating to its accrual of certain costs associated with subcontractors, which were identified in connection with the audit of the Company’s consolidated financial statements for the six months ended December 31, 2003.

LEGAL PROCEEDINGS

As disclosed in our Transition Report on Form 10-K that was filed on April 16, 2004 and in our Quarterly Report on Form 10-Q for the period ending March 31, 2004, since August 14, 2003, various separate complaints purporting to be class actions were filed in the United States District Court for the Eastern District of Virginia alleging that we and certain of our officers violated Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The complaints contain varying allegations, including that the Company made materially misleading statements with respect to its financial results for the first three quarters of fiscal year 2003 in its SEC filings and press releases. The Plaintiffs’ Amended Consolidated Complaint was filed on December 31, 2003. Defendants’ Motion to Dismiss was filed on February 10, 2004. On March 31, 2004, the parties filed a stipulation requesting that the Court approve a settlement of this matter for $1.7 million, all of which is to be paid by the Company’s insurer. On April 2, 2004, the Court considered and gave preliminary approval to the proposed settlement. Notice of the proposed settlement has been sent to the purported class of shareholders. The Court gave final approval to the proposed settlement on July 16, 2004.

In addition to the matters referred to above, we are from time to time the subject of lawsuits and other claims and regulatory proceedings arising in the ordinary course of our business. We do not expect that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows. Additional information regarding our legal proceedings is incorporated by reference herein from Note 11, “Commitments and Contingencies,” of the Notes to Consolidated Financial Statements in this Form 10-Q.

CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER REPURCHASES OF EQUITY SECURITIES

In August 2001, the Board of Directors authorized the Company to repurchase up to $100 million of its common stock. As of June 30, 2004, the Company had repurchased 3,812,250 shares of its common stock at an aggregate purchase price of $35.7 million. Thus, the Company is authorized to repurchase an additional $64.3 million of its common stock. The repurchased shares are held in treasury. The Company did not repurchase any of its common stock during the six month period ended June 30, 2004.

Factors Affecting Future Financial Results

This Form 10-Q, our Annual or Transition Report on Form 10-K, any other Form 10-Q or Form 8-K or any other written or oral statements made by or on our behalf, may include forward-looking statements that reflect our current views with respect to future events and financial performance. The forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause our actual results to differ materially from our historical results or anticipated results. If any of the matters included in the following risks and uncertainties were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the trading price of our common stock and other securities could decline.

In addition, the risks and uncertainties described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business and operations. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All references to “years,” unless otherwise noted, refer to our twelve-month fiscal year, which prior to July 1, 2003, ended on June 30. On February 2004, our board of directors approved a change in our fiscal year end from a twelve-month period ending June 30 to a twelve-month period ending December 31. For example, a reference to “2003” or “fiscal year 2003” means the twelve-month period that ended on June 30, 2003.

Risks that Relate to Our Financial Results

Our results of operations may be materially affected by economic conditions and reduced client spending.

During the six months ended December 31, 2003, we had a net loss of approximately $165.8 million, which included a $127.3 million goodwill impairment charge, $61.7 million lease and facilities charges and $13.6 million charge related to workforce reductions. During the three months ended March 31, 2004, we experienced a decrease in net income when compared to the three months ended March 31, 2003 as well as negative cash flows from operations. Some of the factors that contributed to the June 30, 2004 results are discussed below and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in the body of the Form 10-Q.

We continue to operate in a challenging economic environment in the United States and abroad, particularly in Europe. As a result of the difficult economic environment, some clients have cancelled, reduced or deferred expenditures for consulting and technology services. We also have experienced challenges in fully integrating the businesses we have acquired over the past few years, and our European operations are not improving as quickly as we expected. In addition, due to increased competition for engagements, we have also experienced pricing pressure which has eroded our revenue. We have implemented cost-management programs to manage our expenses as a percentage of revenue. However, current and future cost-management initiatives may not be sufficient to maintain our margins if the current challenging economic environment continues.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by economic conditions. In addition to uncertain economic conditions, uncertain global political conditions continue to affect many of our clients’ businesses. We cannot predict the impact that the current global economic downturn will have on our future revenue, nor can we predict when economic conditions will improve. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also reduce the amount of spending on information technology products and services during difficult economic times, resulting in limited implementations of new technology and smaller engagements. In addition, our business tends to lag behind economic cycles, and consequently the benefits of any economic recovery to our business may take longer to realize.

Because there are fewer engagements in an economic downturn, competition usually increases and fees generally decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. We have also experienced increased contract expense, primarily due to the use of subcontractors. Our gross profit, which is the difference between our revenue and our costs of service, may decline in an economic downturn due to lower utilization of our professionals, which means fewer billable hours per employee, and pressure on the rates we charge. For example, we have experienced a decrease in gross profit as a percentage of revenue for the three months ended June 30, 2004 and March 31, 2004 and the six months ended December 31, 2003 when compared to comparable prior periods.

There will not be a consistent pattern in our financial results from quarter to quarter, which may result in increased volatility of our stock price.

Our quarterly revenue and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. We are a professional services organization. A major portion of our revenue is based on the number of hours billed by our professionals and their hourly billing rates. Companies like ours experience variations in profits during the year. There are many reasons for these variations, but they can generally be attributed to the fact that our business is dependent on the decisions and actions of our clients. For example, a client could delay or cancel a project because that client’s business is experiencing financial problems. When this happens, it could reduce, eliminate or delay our expected revenue, and we could lose the money that we have spent to obtain or staff the project. Also, the mix of client projects, the personnel required and their billing rates will affect results in our business in a meaningful way. Typically, client service hours are adversely affected during the second half of the calendar year (July - December) due to the large number of vacation days and holidays during this period. The demand for our services is also significantly affected by general domestic and international economic and political conditions. When economic activity slows down, as is currently the case in the United States and many other parts of the world, our clients are more likely to decrease their technology budgets and to delay or cancel consulting contracts.

In addition, when companies face eroding revenue and funding difficulties, they may reduce their spending on consulting services. While our revenue thus may be adversely affected by an economic downturn, our costs (especially staffing costs) may not decrease as quickly. In addition, other factors that could cause variations in our quarterly financial results are:

•	our ability to transition employees quickly from completed projects to new engagements;

•	the introduction of new products or services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	our ability to manage costs, including personnel costs and support services costs, particularly outside the United States, where local labor laws may significantly affect our ability to reduce personnel quickly or economically; and

•	changes in, or the application of changes to, accounting principles or pronouncements under accounting principles generally accepted in the United States, particularly those related to revenue recognition.

Our profitability will suffer if we are not able to maintain our prices and utilization rates and control our costs.

Our profit margin, and therefore our profitability, is largely a function of the rates we are able to charge for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the rates we charge for our services or an appropriate utilization rate for our professionals, we will not be able to sustain our profit margin and our profitability will suffer. The rates we are able to charge for our services are affected by a number of factors, including:

•	our clients’ perception of our ability to add value through our services;

•	introduction of new services or products by us or our competitors;

•	pricing policies of our competitors;

•	general economic and political conditions in the United States and abroad; and

•	our ability to accurately estimate and attain engagement revenues, margins and cash flows over increasingly longer contract periods.

Our utilization rates are also affected by a number of factors, including:

•	seasonal trends, primarily as a result of our hiring cycle and holiday and summer vacations;

•	our ability to transition employees from completed projects to new engagements;

•	our ability to forecast demand for our services and thereby maintain an appropriately balanced and sized workforce;

•	our ability to manage attrition; and

•	our ability to reduce our workforce quickly or economically, especially outside the United States.

Our profitability is also a function of our ability to control our costs and improve our efficiency. We may from time to time increase the number of our professionals as we execute our strategy for growth, and we may not be able to manage a significantly larger and more diverse workforce, control our costs or improve our efficiency.

We may have difficulty integrating or managing those businesses we have acquired or may acquire in the future, which may have a material adverse impact on our financial results or reputation in the marketplace.

In recent years, we have acquired consulting businesses, assets or market rights from the member firms of KPMG International in:

Argentina	Guatemala	New Zealand
Australia	Hong Kong	Nicaragua
Brazil	Ireland	Peru
Canada	Japan	Singapore
Colombia	Malaysia	South Korea
Costa Rica	Mexico	Taiwan
Finland	the Netherlands Antilles	Venezuela

Beginning late in fiscal year 2002, we acquired all or portions of selected independent business consulting practices, or hired consultants affiliated with Andersen Societe Cooperative Worldwide (Andersen Business Consulting) located in:

Australia	Hong Kong	South Korea
Brazil	Japan	Spain
China	Norway	Sweden
Finland	Peru	Switzerland
France	Singapore	United States

Further, we have acquired the Ernst & Young business consulting practice in Brazil. On August 22, 2002, we acquired BearingPoint GmbH, formerly KPMG Consulting AG. BearingPoint GmbH’s operations consist primarily of the German, Swiss and Austrian consulting practices of KPMG Deutsche Treuhand-Gesellschaft AG. We may acquire additional consulting businesses in the future as part of our growth strategy. All of the transactions referred to above are accounted for as business combinations under Generally Accepted Accounting Principles in the United States and are referred to as “acquisitions” in the body of the Form 10-Q and in this Section, “Factors Affecting Future Financial Results.”

Each of these acquisitions involves the integration of separate companies that have previously operated independently and have different corporate cultures. As a result, we may not succeed at integrating or managing acquired businesses or in managing the larger company that results from these acquisitions. The process of combining these companies may be disruptive to their business and our business and could have an adverse impact on the reputation of our company as a result of the following difficulties, among others:

•	loss of key clients or employees;

•	inconsistencies in standards, controls, procedures and policies among the companies being combined, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems;

•	coordination of geographically diverse organizations; and

•	diversion of management’s attention from the day-to-day business of our company.

In July 2003, in connection with the audit of our financial statements for the year ended June 30, 2003, our independent accountants identified material weaknesses primarily with respect to the Germanic region. The material weaknesses, which are now considered to be reportable conditions, are described in Item 9A of the Form 10-K for the transition period from July 1, 2003 to December 31, 2003. These identified weaknesses are an example of the type of difficulty we could encounter when integrating acquired businesses with standards, controls, procedures and policies that are not fully consistent with our approach to these matters.

We may also have difficulty retaining the personnel that join us in connection with the acquisitions, and we may have difficulty reducing workforce and office space quickly and efficiently when desirable to respond to overall client demand for services.

If we are unable to integrate our acquisitions in a timely manner, or at all, or if we experience difficulty integrating or managing the acquired businesses, we may not achieve the desired levels of synergies in connection with the transactions. Also, the costs of achieving those synergies may be greater than we anticipate. If we fail to achieve the desired levels of synergies, or if the costs of achieving them, including the cost of our restructuring plans, are substantially greater than we anticipate, our business, financial condition and results of operations may be adversely affected.

Difficulties with integration or management may also affect client satisfaction or create problems with the quality of client service, which could have an adverse impact on the reputation of our company.

Our profitability may decline due to financial and operational risks inherent in worldwide operations.

In fiscal year 2003, for the six months ended December 31, 2003 and for the three months ended June 30, 2004, approximately 29.8%, 32.1% and 31.8%, respectively, of our revenue was attributable to activities outside North America. As a result of our acquisitions, and as we further expand globally, we expect that the percentage of our revenue from our international operations will continue to grow.

Due to our worldwide operations, we face a number of financial and operational risks that may hinder our ability to improve profitability, including:

•	the lack of local recognition of the new brand that we have adopted, which will cause us to continue to spend significant amounts of time and money to build a new identity;

•	the costs of integrating and managing global operations, particularly in Europe;

•	difficulties relating to managing our business internationally;

•	operating losses incurred in certain countries as we develop and expand our international service delivery capabilities, and the non-deductibility of those losses for tax purposes;

•	restrictions on the repatriation of earnings;

•	tax law restrictions on our ability to use losses in one country to offset income in other countries;

•	difficulties in collecting payments in some countries;

•	restrictions on the movement of cash and other assets;

•	differences in, and uncertainties arising from, local business culture and practices;

•	multiple, and sometimes conflicting, laws and regulations, including tax laws;

•	the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•	political, social and economic instability;

•	international political and trade tensions;

•	price controls or restrictions on exchanges of foreign currencies;

•	currency exchange fluctuations;

•	restrictions on the import and export of certain technologies;

•	changes in import or export duties and quotas;

•	introduction of tariff or non-tariff barriers;

•	restrictions on employment policies, particularly with respect to termination of employees; and

•	longer payment cycles.

In the past, we have incurred costs or experienced disruptions due to certain of the factors described above, and we expect to do so in the future. If we experience or continue to experience the risks, costs or restrictions discussed above, our operating results could be materially adversely affected.

Our international operations and acquisitions involve the use of foreign currencies, which subjects us to foreign exchange rate fluctuations and other currency risks.

The revenue and expenses of our international operations generally are denominated in local currencies, and some of our subsidiaries have third-party debt denominated in Japanese Yen. Accordingly, we are subject to exchange rate fluctuations between such local currencies and the U.S. dollar. These exchange rate fluctuations subject us to currency translation risk with respect to the reported results of our international operations and the cost of potential acquisitions, as well as to other risks sometimes associated with international operations. We are also subject to currency risk when our service contracts are denominated in a currency different than the currency in which we incur expenses related to those contracts. There can be no assurance that we will not experience fluctuations in financial results from our operations outside of the United States, and there can be no assurance that we will be able, contractually or otherwise, to reduce the currency risks associated with our international operations. At the present time, we do not use derivative financial instruments to manage or control foreign currency risk because most of our revenue and related expenses are in the same functional currencies. However, we cannot assure you that we will not use such financial instruments in the future or that any such use will be successful in managing or controlling foreign currency risks.

Our growth is dependent in part on our ability to make acquisitions, and we risk overpaying for acquired businesses.

Our growth strategy is dependent in part upon our ability to provide consulting services worldwide, including our ability to develop a presence throughout Europe. In recent years, we have acquired all or portions of selected business consulting practices from member firms of KPMG International, Andersen Business Consulting and Ernst & Young. In addition, in August 2002, we acquired BearingPoint GmbH, formerly KPMG Consulting AG. While we have significantly expanded our consulting practice in Europe, we cannot assure you that we will reach agreements to acquire consulting practices in any of the other countries in Europe, including the United Kingdom, Italy or the Netherlands, or that the terms and conditions of any agreements will be favorable to us.

We may continue to explore other international expansion opportunities and strategic acquisitions if they will help us obtain well-trained, high-quality professionals, new service offerings, additional industry expertise, a broader client base or an expanded geographic presence. We cannot assure you, however, that we will be able to acquire specific practices, identify acceptable candidates or consummate acquisitions on terms that are acceptable or favorable to us. For example, during the six months ended December 31, 2003, we recorded a goodwill impairment charge of $127.3 million related to our Europe, Middle East and Africa reporting unit. In addition, there can be no assurance that financing for acquisitions will be available on terms that are acceptable or favorable to us, if at all. We may issue shares of our common stock as part of, or in connection with, the purchase price for some or all of these acquisitions. Future issuances of our common stock in connection with acquisitions also may dilute our earnings per share.

We could face exposure to liabilities in connection with our acquisitions.

Creditors of Arthur Andersen LLP and other parties, including those representing the interests of shareholders of entities audited by Arthur Andersen LLP, may bring claims in the United States or elsewhere against us and others (and in one instance a retired partner of Arthur Andersen LLP has brought a claim against us and others) seeking recoveries for liabilities of Arthur Andersen LLP under various legal theories, including, but not limited to, successor liability and fraudulent conveyance. We do not believe that our acquisitions of all or portions of selected business consulting practices affiliated with Andersen Business Consulting give rise to any liability for us under a theory of successor liability, fraudulent conveyance or any other theories of liability of which we are aware. Thus, we do not believe that the acquisitions expose us to potential liabilities associated with Arthur Andersen LLP’s legal difficulties, particularly claims against it arising from its prior audit work or other services provided to Enron Corporation, WorldCom, Inc. and other companies. Nevertheless, we cannot assure you that should persons or entities with claims against Arthur Andersen LLP seek to hold us liable under one or more legal theories, we will be able to successfully avoid liability for such claims. If a court were to find us liable for liabilities of Arthur Andersen LLP arising from such claims, our financial condition and operations could be materially and adversely affected. In addition, litigation of this nature could divert management time and attention, and we could incur substantial defense costs.

In connection with other acquisitions, we are assuming some liabilities, depending on the structure of the transaction, some of which are subject to indemnities by the former owners of the businesses we are acquiring. Accordingly, we may be exposed to liabilities relating to these acquisitions for which the indemnity will be insufficient.

Our leverage may affect our business and may restrict our operating flexibility. In addition, we may not be able to refinance our debt or to do so on favorable terms.

On May 29, 2002, we entered into a new revolving credit facility agreement with an aggregate principal balance not to exceed $250 million, which expires on May 29, 2005. We also have a facility pursuant to a receivables purchase agreement with an issuer of receivables-backed commercial paper up to $150 million, which expires on May 20, 2005. We borrow under the revolving credit facility and the receivables facility from time to time; however, currently, we cannot access the receivables facility until we deliver certain standard information packages that must be provided periodically under the terms of the receivables facility, followed by a standard review of our books, records and certain documents by the administrator of the receivables facility. In November 2002, we completed a private placement of $220 million in aggregate principal of senior notes. Subject to certain restrictions set forth in the revolving credit facilities and the senior notes, including the requirement that we meet certain financial tests, we may incur additional indebtedness in the future, including indebtedness incurred to finance, or which is assumed in connection with, acquisitions. However, our indebtedness under the revolving credit facility must rank at least equal to any additional new indebtedness. Our receivables facility also requires us to meet certain financial tests, which could limit our ability to incur additional indebtedness. We may in the future renegotiate or refinance our credit facilities with agreements that have different or more stringent terms. The level of our indebtedness could:

•	limit cash flow available for general corporate purposes, such as acquisitions and capital expenditures, due to the ongoing cash flow requirements for debt service;

•	limit our ability to obtain, or obtain on favorable terms, additional debt financing in the future for working capital, capital expenditures or acquisitions;

•	limit our flexibility in reacting to competitive and other changes in our industry and economic conditions generally;

•	expose us to a risk that a substantial decrease in net operating cash flows due to economic developments or adverse developments in our business could make it difficult to meet debt service requirements; and

•	expose us to risks inherent in interest rate fluctuations because borrowings may be at variable rates of interest, which could result in high interest expense in the event of increases in interest rates.

Our ability to make scheduled payments of principal of, to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, regulatory, business and other factors beyond our control, including those discussed herein. In addition, there can be no assurance that future borrowings or equity financing will be available for the payment or refinancing of any indebtedness we may have in the future. If we are unable to service our indebtedness, whether in the ordinary course of business or upon acceleration of such indebtedness, we may be forced to pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, reducing or delaying capital expenditures or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all.

We may not be able to finance future needs (or do so on favorable terms) or adapt our business plan to changes in economic or business conditions because of restrictions imposed on us by our credit facilities and the senior notes, or actions by rating agencies. Also, if we violate these restrictions, we will be in default on these facilities and the senior notes.

Our revolving credit facility, the receivables facility and the senior notes contain a number of significant covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, incur liens on property or assets, repay other indebtedness, pay dividends, enter into certain investments, transactions or capital expenditures, repurchase or redeem capital stock, engage in mergers, acquisitions or consolidations or engage in certain transactions with affiliates and otherwise restrict corporate activities. Such restrictions could adversely affect our ability to operate our business, finance our future operations or capital needs or engage in or take advantage of other business activities or opportunities that may be in our interest. In addition, our revolving credit facility, the receivables facility and the senior notes also require us to maintain specified financial ratios and tests, including certain net worth, leverage ratios, fixed charge coverage ratios, net income ratios and debt-to-debt plus net worth ratios. Other agreements governing our indebtedness may also contain such affirmative and negative covenants and financial ratios and tests. Our ability to comply with such covenants, ratios and tests may be affected by events beyond our control.

A breach of any of these covenants, an inability to comply with the required financial ratios and tests or our failure to pay principal and interest when due could result in a default under the revolving credit facility, the receivables facility, the senior notes and other agreements. In the event of any such default, the lenders under these facilities could elect to declare all borrowings outstanding under these facilities, together with accrued interest and other fees, to be due and payable. In addition, any default under these facilities or agreements governing our other indebtedness could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. Our revolving credit facility, receivables facility and senior notes contain cross-default provisions to each other and to other debt. If we were unable to repay any such borrowings when due, the lenders could proceed against their collateral, if any, or against our assets generally. If the indebtedness under these facilities were to be accelerated, our assets may not be sufficient to repay amounts due under these facilities or due on other debt securities then outstanding.

Actions by the rating agencies may also affect our ability to obtain financing or the terms on which such financing may be obtained. If the rating agencies provide a low rating for our debt, this may increase the interest rate we must pay if we are to issue new debt, it may even make it prohibitively expensive for us to issue new debt, and it may affect our ability to compete for new business. Also, if our senior unsecured long-term credit rating falls below (1) Baa3, in the case of Moody’s Investors Service, Inc.’s rating or (2) BBB-, in the case of Standard and Poor’s Rating Services’ rating, the interest rate payable on our Senior Notes will increase by 1.00%.

We may be unable to obtain surety bonds, letters of credit or bank guarantees in support of client engagements on acceptable terms, if available, which could affect our ability to obtain additional client engagements that require them.

Some of our Public Services clients, largely in the state and local market, may require us to obtain surety bonds, letters of credit or bank guarantees in support of client engagements. We cannot be certain that surety bonds, letters of credit or bank guarantees will be available to us on acceptable terms, if at all. If we cannot obtain surety bonds, letters of credit or bank guarantees on acceptable terms, we may be unable to obtain additional client engagements that require them, which could adversely affect our ability to grow our business and our business, financial condition and results of operations. As of June 30, 2004, we had approximately $191.8 million of outstanding surety bonds and $31.2 million of outstanding letters of credit and bank guarantees for client engagements for which we may be required to make future payment. The issuer of our outstanding surety bonds may, at any time, require that we post collateral as security to support these obligations.

Risks that Relate to the Nature of Our Business

We changed our name and our existing and potential clients, industry vendors, recruiting candidates and investors may not recognize our new brand, which may cause our revenue and profitability to decline.

On October 2, 2002, we began marketing our business under the new name BearingPoint, Inc. Because we have previously marketed our business under the KPMG Consulting name, certain existing and potential clients, industry vendors and investors generally may not recognize our new brand. Our name change also may cause difficulties in recruiting qualified personnel. We cannot predict the impact of the change in trademarks and trade names on our business. We incurred approximately $28.2 million of marketing expenses during fiscal year 2003 in connection with our rebranding initiative. If we fail to build a strong new brand recognition, our revenue and profitability may decline.

Our ability to retain our managing directors is critical to the success of our business.

The retention of our managing directors is particularly important to our future success. For fiscal years 2002 and 2003, for the six months ended December 31, 2003 and for the three months ended June 30, 2004, our cumulative annual rate of turnover among our North America-based managing directors was 3.7%, 4.3%, 6.6% and 7.8%, respectively, excluding any involuntary terminations and terminations as a result of reductions in our workforce. The cumulative annual rate of turnover among our United States-based managing directors was 8.4% and 10.8% for fiscal years 2000 and 2001, respectively, excluding any involuntary terminations and terminations as a result of reductions in our workforce. While the turnover rate remained relatively low during the current and last fiscal years, this was partially a result of the general economic slowdown in the United States and abroad.

The turnover rate could return to the historically higher levels experienced in prior years when there is an economic recovery. In addition, as a result of our change from a partnership to a corporate structure and the creation of stock option programs and other corporate employee benefits, our managing directors have accepted cash compensation that is less than the payments they received as consulting partners of KPMG LLP, and in some cases these reductions have been material. We cannot assure you that the substitution of cash compensation, equity-based incentives and other employee benefits in lieu of partnership profit distributed to consulting partners of KPMG LLP will be sufficient to retain these individuals. In addition, there is no guarantee that the non-competition agreements we have entered into with our managing directors and other senior professionals are sufficiently broad to prevent our consultants from leaving us for our competitors or that such agreements would be upheld by an arbitrator or a court if we were to seek to enforce our rights under those agreements. Similar considerations may apply with respect to managing directors who have joined us from other consulting practices as a result of our acquisitions or professional hires.

Our success is largely dependent on our ability to hire and retain talented people in an industry that periodically experiences a shortage of skilled professionals and a high rate of employee turnover.

Our business involves the delivery of professional services and is highly labor-intensive. Our success depends largely on our general ability to attract, develop, motivate and retain highly skilled professionals. The loss of some or a significant number of our professionals or the inability to attract, hire, develop, train and retain additional skilled personnel could have a serious negative effect on us, including our ability to obtain and successfully complete important engagements and thus maintain or increase our revenue. For fiscal years 2002 and 2003, for the six months ended December 31, 2003 and for the three months ended June 30, 2004, the cumulative annual rate of turnover among our North America-based professional consultants was 13.2%, 17.3%, 20.5% and 21.6%, respectively, excluding any involuntary terminations and terminations as a result of reductions in our workforce. The cumulative annual rate of turnover among our United States-based professional consultants was 23.3% and 22.6% for fiscal years 2000 and 2001, respectively, excluding any involuntary terminations and terminations as a result of reductions in our workforce. The turnover rate could return to the higher levels experienced in recent years when there is an economic recovery. In a strong economy, qualified consultants often are in great demand. In addition, certain of our alliance agreements, such as with SAP America, Inc., Cisco Systems, Inc. and Qwest Communications International, Inc., prohibit us from soliciting their employees or their affiliates’ employees. These circumstances have required us in a strong economy to increase the compensation we pay our professionals at a rate higher than the general inflation rate. Even so, we cannot assure you that we will be successful in attracting and retaining the skilled professionals we require to conduct and expand our operations successfully when there is an economic recovery.

We depend on contracts with U.S. federal government agencies, particularly clients within the Department of Defense, for a significant portion of our revenue, and if our relationships with these agencies were harmed or if the spending policies or budget priorities of the federal government changed, we could lose significant revenue.

Contracts funded by U.S. federal government agencies accounted for 12.8%, 16.9%, 25.6%, 22.9%, 27.3% and 23.7% of our revenue for fiscal years 2000, 2001, 2002 and 2003, for the six months ended December 31, 2003 and for the three months ended June 30, 2004, respectively. Contracts funded by clients within the Department of Defense accounted for 6.7%, 8.6%, 12.8%, 10.4%, 12.9% and 9.9% of our revenue for the same periods. We believe that federal government contracts will continue to be a source of a significant amount of our revenue for the foreseeable future. For this reason, any issue that compromises our relationship with agencies of the federal government in general, or within the Department of Defense in particular, would cause serious harm to our business. Among the key factors in maintaining our relationships with federal government agencies and departments are our performance on individual contracts and delivery orders, the strength of our professional reputation, the relationships of our key executives with client personnel and our compliance with complex procurement laws and regulations relating to the formation, administration and performance of federal government contracts. In addition, our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for government clients, which could cause us to lose business. Security breaches in sensitive government systems we have developed also could damage our reputation and eligibility for additional work and expose us to significant losses. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key clients are impaired, our revenue and operating results could be materially harmed.

Changes in federal government fiscal or spending policies could directly affect our financial performance. Among the factors that could harm our federal government contracting business are:

•	changes in spending policies or budget priorities of the federal government, particularly the Department of Defense, in light of the large U.S. budget deficit;

•	curtailment of the federal government’s use of consulting and technology services firms;

•	a significant decline in spending by the federal government, in general, or by specific departments or agencies in particular;

•	the adoption of new laws or regulations that affect companies providing services to the federal government;

•	delays in the payment of our invoices by government payment offices;

•	federal governmental shutdowns, such as the shutdown that occurred during the government’s 1996 fiscal year, and other potential delays in the government appropriations process; and

•	general economic and political conditions in the United States and abroad.

These and other factors could cause federal government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts in whole or in part, to issue temporary stop work orders or not to exercise options to renew contracts, any of which could cause us to lose revenue. We have substantial contracts in place with many federal departments and agencies, and our continued performance under these contracts, or the award of additional contracts from these agencies, could be materially harmed by federal government spending reductions or budget cutbacks at these departments or agencies.

Unfavorable government audit results could force us to adjust previously reported operating results and could subject us to a variety of penalties and sanctions.

The federal government audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. Like most large government contractors, our contracts are subject to audits and reviews by federal agencies, including the Defense Contract Audit Agency. An audit of our work, including an audit of work performed by companies we have acquired or may acquire, or subcontractors we have hired or may hire, could result in a substantial adjustment to our previously reported operating results. For example, any costs which were originally reimbursed could subsequently be disallowed. In this case, cash we have already collected may have to be refunded, and operating margins may be reduced.

If a government audit, review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, reimbursement of payments received, payment of certain government costs, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies. These consequences could lead to a material reduction in our revenue. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, whether or not true. Although audits have been completed on our incurred contract costs through fiscal year 1999, audits for costs incurred or work performed after fiscal year 1999 have not yet been completed. In addition, audits and reviews by the government may still be conducted on any or all our government contracts.

If we were suspended or debarred from contracting with the federal government generally or any specific agency, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and operating results could be materially harmed.

Federal government contracts contain provisions giving government clients a variety of rights that are unfavorable to us, including the ability to terminate a contract at any time for convenience.

Federal government contracts contain provisions and are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to:

•	terminate existing contracts, with short notice, for convenience, as well as for default;

•	reduce or modify contracts or subcontracts;

•	terminate our facility security clearances and thereby prevent us from receiving classified contracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract;

•	claim rights in products, systems and technology produced by us;

•	prohibit future procurement awards with a particular agency due to a finding of organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors;

•	subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit bids for the contract or in the termination, reduction or modification of the awarded contract; and

•	suspend or debar us from doing business with the federal government or with a particular governmental agency.

If a government client terminates one of our contracts for convenience, we may recover, at most, only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If a federal government client were to unexpectedly terminate, cancel or decline to exercise an option to renew with respect to one or more of our significant contracts or suspend or debar us from doing business with government agencies, our revenue and operating results could be materially harmed.

Loss of our General Services Administration schedule contracts or our position as a prime contractor on one or more Government-Wide Acquisition Contracts, GWACs, or other multiple award contracts could impair our ability to win new business.

We believe that a key element of our success in the public services sector is our position, as of June 30, 2004, as the holder of four GSA schedule contracts, and as a prime or sub contractor under approximately eight GWACs with approximately 445 related delivery orders. GSA schedule contracts and GWACs are pre-negotiated contracts with fixed rates. The federal government, subject to certain regulations and policies, may place delivery orders under GSA schedule contracts and GWACs pursuant to expedited award processes. For the three months ended June 30, 2004, the six months ended December 31, 2003 and the fiscal year ended June 30, 2003, revenue from GSA schedule contracts, GWACs and other indefinite delivery/indefinite quantity contracts accounted for approximately 13.1%, 17.1% and 12%, respectively, of our company-wide revenue. Because over the last several years the federal government has increased its use of the GSA schedule contracts and GWACs for procurements, we believe our position as a prime or sub contractor on these contracts has become increasingly important to our ability to sell our services to federal government clients. If we were to lose our position on one or more of these contracts, we could lose revenue and our operating results could be materially harmed.

GSA schedule contracts, GWACs and other indefinite delivery/indefinite quantity contracts typically have a one- or two-year initial term with multiple options that are exercisable by our government clients to extend the contract for one or more years. Although there are options to extend these contracts for a number of years, we cannot assure you that our clients will exercise these options.

We may face legal liabilities and damage to our professional reputation from claims made against our work.

Many of our engagements involve projects that are critical to the operations of our clients’ businesses. If we fail to meet our contractual obligations, we could be subject to legal liability, which could adversely affect our business, operating results and financial condition. The provisions we typically include in our contracts that are designed to limit our exposure to legal claims relating to our services and the applications we develop may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions. We have experienced liability claims in the past that have resulted in litigation expenses and payments for settlements. It is likely, because of the nature of our business, that we will be sued in the future. Moreover, as a consulting firm, we depend to a large extent on our relationships with our clients and our reputation for high caliber professional services and integrity to retain and attract clients and employees. As a result, claims made against our work may be more damaging in our industry than in other businesses.

The Internet and systems integration consulting markets are highly competitive, and we may not be able to compete effectively.

The Internet and systems integration consulting markets in which we operate include a large number of participants and are highly competitive. Based on revenue and the number of consultants we have, we are smaller than some of our competitors. In particular, these larger competitors may have the ability to deploy a large number of professionals more quickly in response to an urgent client need, thereby giving them a competitive advantage over us. Our primary competitors come from a variety of market segments, including other information technology service providers, large accounting, consulting and other professional service firms, packaged software vendors and service groups of computer equipment companies.

Our marketplace is experiencing rapid changes in its competitive landscape. For instance, some of the former “Big 5” accounting and consulting firms sold their consulting businesses, and the former consulting practice of a former “Big 5” accounting firm completed its initial public offering. These changes in our marketplace may create potentially larger and better capitalized competitors with enhanced abilities to attract and retain their professionals. We also compete with our clients’ internal resources, particularly where these resources represent a fixed cost to the client. The competitive nature of our industry may impose additional pricing pressures on us.

Our ability to compete also depends in part on several factors beyond our control, including the ability of our competitors to hire, retain and motivate skilled professionals, the price at which others offer comparable services and our competitors’ responsiveness to their clients. There is a significant risk that this severe competition will adversely affect our financial results in the future.

Loss of our significant joint marketing relationships could reduce our revenue and growth prospects.

We have significant joint marketing relationships with Cisco Systems, Inc., Oracle Corporation, PeopleSoft, Inc., Microsoft Corporation, SAP and Siebel Systems, Inc. These relationships enable us to increase revenue by providing us additional marketing exposure, expanding our sales coverage, increasing the training of our professionals and developing and co-branding service offerings that respond to customer demand. The loss of one or more of these relationships could adversely affect our business by decreasing our revenue and growth prospects. Mergers, acquisitions and other business combinations involving one or more of these entities could result in changes in the degree to which they will cooperate with us in joint marketing and product development. In addition, if we engage in certain mergers, acquisitions and other business combinations, these entities could terminate these joint marketing and product development relationships. Moreover, because most of our significant joint marketing relationships are nonexclusive, if our competitors are more successful in, among other things, building leading-edge products and services, these entities may form closer or preferred arrangements with other consulting organizations, which could reduce our revenue.

We may lose money if we do not accurately estimate the cost of a large engagement, which is conducted on a fixed-price basis.

A significant percentage of our engagements in our public services industry group is performed on a fixed-price or fixed-time basis. During fiscal years 2000, 2001, 2002 and 2003, for the six months ended December 31, 2003, and for the three months ended June 30, 2004, our public services segment revenue represented 32%, 31%, 41%, 35%, 37% and 41%, respectively, of our total revenue. While we do not track the percentage of our engagements which are performed on a fixed-price or fixed-time basis, we believe that only a small percentage of our other engagements are performed on this basis. In addition, some of our engagements obligate us to provide ongoing maintenance and other supporting or ancillary services on a fixed-price basis or with limitations on our ability to increase prices. Billing for fixed-time engagements is made in accordance with the engagement terms agreed to with our client. Revenue for these types of engagements is recognized based upon professional costs incurred as a percentage of estimated total percentage costs of the respective contract, and unbilled revenue represents revenue for services performed that have not been billed. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price or fixed-time contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

If we are not able to keep up with rapid changes in technology or maintain strong relationships with software providers, our business could suffer.

Our market is characterized by rapidly changing technologies, such as the evolution of the Internet, frequent new product and service introductions and evolving industry standards. If we cannot keep pace with these changes, our business could suffer.

Our success will depend, in part, on our ability to develop service offerings that keep pace with rapid and continuing changes in technology, evolving industry standards and changing client preferences. Our success will also depend on our ability to develop and implement ideas for the successful application of existing and new technologies. We may not be successful in addressing these developments on a timely basis or our ideas may not be successful in the marketplace. Also, products and technologies developed by our competitors may make our services or product offerings less competitive or obsolete.

We generate a significant portion of our revenue from projects to implement software developed by others, including Oracle Corporation, PeopleSoft, Siebel Systems and SAP. Our future success in the software implementation business depends on the continuing viability of these companies and their ability to maintain market leadership. We cannot assure you that we will be able to maintain a good relationship with these companies or that they will maintain their leadership positions in the software market.

Our business will be negatively affected if growth of the use of the Internet declines.

Our business is dependent in part upon continued growth of the use of the Internet by our clients, prospective clients and their customers and suppliers. Growth of use of the Internet has been and may continue to be slowed or delayed as a result of a decline in general economic or business conditions. In addition, the adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied upon alternative means of commerce and communication, generally requires an understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may make their existing personnel and infrastructure obsolete, especially during a decline in general economic or business conditions. Capacity constraints caused by growth in Internet usage may, unless resolved, impede further growth in Internet use. If the number of Internet users does not increase and commerce over the Internet does not become more accepted and widespread, demand for our consulting services may decrease and, as a result, our revenue could decline. The factors that may affect Internet usage or electronic commerce adoption include:

•	actual or perceived lack of security and privacy of information;

•	lack of access or ease of use;

•	congestion of traffic or other usage delays on the Internet;

•	inconsistent quality of service or lack of availability of cost-effective high speed service;

•	increases in access costs to the Internet;

•	excessive governmental regulation;

•	uncertainty regarding intellectual property ownership;

•	reluctance to adopt new business methods;

•	costs associated with the obsolescence of existing infrastructure; and

•	impact of any taxes that may be imposed on transactions using the Internet.

Our business may be harmed by existing or increased United States and foreign government regulation of the Internet.

In the United States and abroad, governments have passed legislation relating to the Internet. Because these laws are still being implemented, we are not certain how they will affect our business. We may be indirectly affected by this legislation to the extent it impacts our clients and potential clients. In addition, United States and foreign governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the Internet. We cannot predict if or how any future legislation would impact our business.

Our contracts can be terminated by our clients with short notice, or our clients may cancel or delay projects.

Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. Most of our consulting engagements are less than 12 months in duration. We estimate that the majority of our contracts can be terminated by our clients with short notice and without significant penalty. The advance notice of termination required for contracts of shorter duration and lower revenue is typically 30 days. Longer-term, larger and more complex contracts may require more than 30 days’ notice for termination. Additionally, large client projects involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client or the economy generally. When contracts are terminated, cancelled or delayed, we lose the associated revenue, and we may not be able to eliminate associated costs in a timely manner.

We currently have only a limited ability to protect our important intellectual property rights.

As of June 30, 2004, we have only three issued patents in the United States and several patent applications pending in the United States and in other jurisdictions to protect our products or methods of doing business. We cannot assure you that our patent applications will be approved, that our issued patents will protect our intellectual property or that third parties will not challenge any current or future patents. Furthermore, we cannot assure you that others will not independently develop similar or competing technology or design around any patents that may be issued. Additionally, existing laws in the United States offer limited protection for our business, and the laws of some countries in which we provide services may not protect our intellectual property rights even to the same limited extent as the laws of the United States. As of June 30, 2004, we have numerous registered trademarks and pending trademark applications in the United States and worldwide, and hundreds of domain names. We are currently attempting to register the “BearingPoint” name as a trademark throughout the world. We cannot assure you that trademarks will be issued, or that our issued trademarks will protect our name. If the BearingPoint name conflicts with the rights of a pre-existing trademark owner in a jurisdiction, we may need to operate under a different name in such jurisdiction, which could result in a loss of goodwill associated with that name.

The provisions in our agreements with clients which attempt to protect us against the unauthorized use, transfer and disclosure of our intellectual property and proprietary information may not be enforceable under the laws of some jurisdictions. In addition, we are sometimes required to negotiate limits on these provisions in our contracts.

Our business includes the development of customized software modules in connection with specific client engagements, particularly in our systems integration business. We sometimes assign to clients the copyright and other intellectual property rights in some aspects of the software and documentation developed for these clients. Although our contracts with our clients may provide that we also retain rights to our intellectual property, it is possible that clients will assert rights to, and seek to limit our use of, this intellectual property.

There can be no assurance that the steps we take will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

Our services may infringe upon the intellectual property rights of others.

We cannot be sure that our services do not infringe on the intellectual property rights of others, and we may have infringement claims asserted against us. These claims may harm our reputation, cost us money and prevent us from offering some services. In some contracts, we have agreed to indemnify, and may in the future agree to indemnify, our clients for certain expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenue we receive from the client. Any claims or litigation in this area may be costly and result in large awards against us and, whether we ultimately win or lose, could be time-consuming, may injure our reputation, may result in costly delays or may require us to enter into royalty or licensing arrangements. If there is a successful claim of infringement or if we fail to develop non-infringing technology or license the proprietary rights we require on a timely basis, our ability to use certain technologies, products, services and brand names may be limited, and our business may be harmed.

We may be unable to obtain licenses for third party software that we need to conduct our business.

We license from third parties software that is used in our products or is required to develop new products or product enhancements. In the future, third-party licenses may not be available to us on commercially reasonable terms or at all. Third parties who hold exclusive rights to software technology that we seek to license may include our competitors. If we are unable to obtain any necessary third-party licenses, we could be required to redesign our products or obtain substitute technology, which may perform less well, be of lower quality or be more costly.

Risks Related to Your Ownership of Our Common Stock

The price of our common stock may decline because of the large number of other shares available for sale in the future.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock.

On August 22, 2002, we issued approximately 30.5 million shares of our common stock in connection with our acquisition of BearingPoint GmbH, formerly KPMG Consulting AG, and 16.5 million of these shares have been registered on a registration statement. All of these shares may be sold in the public market, subject to applicable securities laws.

In addition, the assurance and tax partners of the KPMG International member firms in Ireland, the Netherlands Antilles, Brazil, Argentina and Japan were issued 1.37 million shares, which must be divested within five years after the closing of our initial public offering. An additional 470,000 shares that were issued to the former consulting partners of these KPMG International member firms are subject to contractual transfer restrictions that expire as to one-fourth of the shares on August 7, 2002 and each succeeding anniversary. Our managing directors, who received their shares (founders shares) when we separated from KPMG LLP, are subject to contractual limitations on resale. In addition, Cisco must sell its shares subject to a registration statement or exemption from registration. These limitations are described in the table below. Cisco is entitled to a total of six demands for registration and in addition has the right to piggyback registration rights if we propose to register our shares under the Securities Act.

The table below sets forth with respect to our managing directors who received founders shares and Cisco, the number of shares of our common stock these stockholders held as of February 7, 2001 that are subject to contractual transfer restrictions, the percentage of our total number of outstanding shares as of June 30, 2004 that such number represents and the nature of the contractual transfer restrictions. These restrictions are in addition to any restrictions contained under applicable law. We do not have current information as to the number of founders shares that our managing directors continue to hold. As of July 30, 2004, Cisco held 15.44 million shares of our common stock. As of July 30, 2004, there were a total of approximately 200.7 million shares of our common stock outstanding.

Holder	Number of Shares	Percent of Total Outstanding	Contractual Transfer Restrictions
Our managing directors who hold founders shares	8.57 million	4.4%	Restrictions on 40% of the total shares owned expired on August 7, 2001 and restrictions on one-fourth of the remaining shares expire on each succeeding anniversary.

Cisco Systems, Inc.	15.44 million	7.9%	Cisco may sell its shares subject to registration of the shares or an applicable exemption from registration.

In connection with the various Andersen Business Consulting transactions, we committed to issuing approximately 3.0 million shares of our common stock (net of forfeitures) under our Amended and Restated 2000 Long-Term Incentive Plan to former partners of those practices as a retentive measure. The stock awards have no purchase price and one-third of the shares will vest on each of the first three anniversaries of the acquisition of the relevant consulting practice, so long as the recipient remains employed by us. As of June 30, 2004, approximately 1.2 million shares of common stock have been issued pursuant to this commitment.

As of June 30, 2004, options to purchase approximately 56.8 million shares of common stock granted under our Amended and Restated 2000 Long-Term Incentive Plan were outstanding with exercise prices ranging from $5.32 to $55.50, and approximately 7.0 million additional shares of our common stock were available in connection with future grants or awards under our Amended and Restated 2000 Long-Term Incentive Plan. Our employee stock purchase plan also had approximately 9.7 million shares available for future issuance as of June 30, 2004.

In addition, we may issue additional shares in connection with any acquisitions we make or any capital raising activities we undertake. Any such additional shares could also have a dilutive effect on our earnings per share.

There are significant limitations on the ability of any person or company to buy our company without the approval of our board of directors, which may decrease the price of our common stock.

Our certificate of incorporation and bylaws each contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions of our certificate of incorporation and our bylaws include the following, among others:

•	our board of directors is classified into three classes, each of which, after an initial transition period, will serve for staggered three-year terms;

•	a director may be removed by our stockholders only for cause and then only by the affirmative vote of two-thirds of the outstanding voting power of stock entitled to vote generally in the election of directors;

•	only our board of directors or the chairman of our board of directors may call special meetings of our stockholders;

•	our stockholders may take action only at a meeting of our stockholders and not by written consent;

•	our stockholders must comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place stockholders’ proposals on the agenda for consideration at meetings of the stockholders;

•	our board may consider the impact of any proposed change of control transaction on constituencies other than our stockholders in determining what is in the best interest of our company and our stockholders;

•	business combinations involving one or more persons that own or intend to own at least 15% of our voting stock must be approved by the affirmative vote of at least a majority of our voting stock (excluding that held by these persons), or by our board of directors (excluding directors affiliated with these persons), or the consideration paid in the business combination must generally be the highest price paid by these persons to acquire our voting stock;

•	if stockholder approval is required by applicable law, any mergers, consolidations and sales of all or substantially all of our assets must be approved by the affirmative vote of at least two-thirds of our voting stock; and

•	our stockholders may amend or repeal any of the foregoing provisions of our certificate of incorporation or our bylaws only by a vote of two-thirds of the outstanding voting power of the stock entitled to vote generally in the election of directors.

In addition, we have a stockholders’ rights plan designed to make it more costly and thus more difficult to gain control of us without the consent of our board of directors.

Risks that Relate to Our Relationship with KPMG LLP and Its Related Entities

The agreements relating to our separation from KPMG LLP were not negotiated on an arm’s-length basis, and there is no assurance that these agreements are on terms comparable to those that could have been obtained from unaffiliated third parties.

As part of our separation from KPMG LLP in January 2000, we entered into a separation agreement which governed the transfer of the assets and liabilities relating to our business and contained indemnification provisions between us and KPMG LLP. We have also entered into a non-competition agreement with

KPMG LLP that specifies which services will be offered by us and which by KPMG LLP. These agreements were not the result of arm’s-length negotiations, and therefore, we cannot assure you that their terms are comparable to the terms we could have obtained from unaffiliated third parties.

Under our transition services agreement, KPMG LLP has provided or will provide us with basic administrative, clerical and processing services in areas such as accounting support, technology support, human resources and employee benefits. The fees we pay for many of these services are based on the total costs of providing these services on a centralized basis to both our company and KPMG LLP. We are assessed an allocated portion of these costs, generally based on the relative headcount, usage and other factors of our company and KPMG LLP. However, because these agreements were negotiated in the context of a “parent-subsidiary” relationship and were not the result of arm’s-length negotiations, we may pay more for such services and receive worse service than if we had purchased such services from third party providers.

The termination of services provided under the transition services agreement with KPMG LLP could involve significant expense which could adversely affect our financial results.

Under the transition services agreement with KPMG LLP (which terminated on February 8, 2004 for most non-technology services and terminates no later than February 8, 2005 for technology-related services and limited non-technology services), we contracted to receive certain infrastructure support services from KPMG LLP until we complete the build-out of our own infrastructure. As we terminate services, we may be obligated to pay KPMG LLP termination costs, as defined in the transition services agreement, incurred as a result of KPMG LLP winding down and terminating those services. We continue to receive from KPMG LLP services relating to information technology (such as telecommunications and user services), financial systems, human resources systems, occupancy and office support services in facilities used by both KPMG LLP and us, and financing of capital assets used in the provisioning of transition services. During the year ended June 30, 2003, we terminated certain human resources services for which we were charged $1.1 million in termination fees. During the six month period ended December 31, 2003, we terminated certain technology services for which we were charged $3.2 million in termination costs. There were no termination costs during the three months ended June 30, 2004. During fiscal year 2003, we purchased from KPMG LLP $32.4 million of leasehold improvements. During the three months ended June 30, 2004, we did not purchase any equipment from KPMG LLP. Based on information currently available, we anticipate paying KPMG LLP approximately $40 million to $60 million for the sale and transfer of additional capital assets (such as computer equipment, furniture and leasehold improvements) currently used by us through the transition services agreement (for which usage charges are included in the monthly costs under the agreement).

The amount of termination costs that we will pay to KPMG LLP depends upon the timing of service terminations, the ability of the parties to work together to minimize the costs, and the amount of payments required under existing contracts with third parties for services provided to us by KPMG LLP and which can continue to be obtained directly by us after the termination. Accordingly, the amount of termination costs that we will pay to KPMG LLP in the future cannot be reasonably estimated at this time. We believe that the amount of termination costs yet to be assessed will not have a material adverse effect on our consolidated financial position, cash flows or liquidity. Whether such amounts could have a material effect on the results of operations in a particular quarter or fiscal year cannot be determined at this time.

The non-competition agreement with KPMG LLP prohibits us from providing certain services and may limit our ability to effectively move into certain new services in the future.

Our non-competition agreement with KPMG LLP, which terminates in 2006, prohibits us from offering tax or assurance services, including attestation and verification services, and defined consulting services which were historically and will continue to be provided by KPMG LLP’s tax and assurance practices. This prohibition may limit our ability to serve our clients.

If both we and KPMG LLP desire to provide a new type of service or if we cannot agree with KPMG LLP as to who has the right to provide an existing service, the non-competition agreement provides a framework for resolving such disputes. However, if this process fails to resolve any such dispute in a timely and efficient manner, we may lose the opportunity to enter into a new market or pursue sales leads on a timely basis. In addition, ongoing disputes with KPMG LLP as to who can provide a type of existing or new service may result in both us and KPMG LLP bidding on similar work which, in turn, may damage our reputation in the marketplace.

Risks that Relate to Our Relationship with Cisco

Our alliance agreement with Cisco may require us to make investments in personnel and equipment even if we do not generate sufficient corresponding revenue for us, which may decrease our net income.

Under our amended alliance agreement with Cisco, we have agreed to maintain the level of competence of our staff already trained on Cisco products and technologies as of July 1, 2001. When we are developing a joint solution with Cisco, we also have agreed to train at least the number of persons on the design, planning and implementation management of the technologies associated with the solution as are necessary to achieve the purpose of the solution. In addition, we have committed to staffing and operating at least one solution center for every joint solution developed under the alliance agreement. The solution centers provide clients advanced technology equipment to develop, demonstrate and provide training on our service offerings using Cisco hardware. The alliance agreement with Cisco requires us to provide this staffing and these solution center operations even if the results of our operations do not justify such activities. If the anticipated benefits of our alliance with Cisco do not materialize, or fail to materialize in the time frame we anticipate, and we nonetheless have to hire additional consultants or make additional investments in Cisco-related equipment, it could adversely affect our profitability.

Our alliance agreement with Cisco does not prevent Cisco from entering into similar agreements with our competitors, and any agreements with competitors might diminish the effectiveness of our relationship with Cisco without reducing our obligations under the alliance agreement.

As a part of our alliance agreement with Cisco, we have agreed to make investments in personnel, training and equipment and to limitations on our ability to jointly market with Lucent Technologies, Nortel Networks, Alcatel or Juniper Networks, or, in lieu thereof, four other companies that Cisco may designate on an annual basis. These obligations and restrictions will remain in place even if Cisco enters into a similar arrangement with one of our competitors. We believe, based on published reports, that Cisco has entered into joint marketing agreements with certain of our competitors, including Cap Gemini Ernst & Young. To the extent that these arrangements or any future arrangements entered into by Cisco and our other competitors are similar in nature and scope to our agreement, the effectiveness of our joint marketing efforts may be negatively impacted, and our relationship with Cisco may generate lower revenue than we anticipate, which could adversely affect our profitability.